06020500

BCSB BANKCORP, INC.

*2005 Annual Report*



50th Anniversary

BCSB

BALTIMORE COUNTY SAVINGS BANK

1955–2005

## BCSB BANKCORP, INC.

BCSB Bankcorp, Inc. (the "Company") serves as the holding company for its wholly owned subsidiary, Baltimore County Savings Bank, F.S.B. (the "Bank"). Baltimore County Savings Bank, M.H.C. (the "MHC"), a federal mutual holding company, owns 63.5% of the Company's outstanding common stock. The Company has no significant activities other than its investment in the Bank. The Company is primarily engaged in the business of directing, planning and coordinating the business activities of the Bank.

The Bank is a federal savings bank operating through seventeen banking offices serving the Baltimore Metro area. The Bank's principal business consists of attracting deposits from the general public and investing these funds in loans secured by first mortgages on owner-occupied, single-family residences in the Bank's market area, and, to a lesser extent, other real estate loans, consisting of construction loans, single-family rental property loans, commercial real estate loans, and consumer loans. The Bank derives its income principally from interest earned on loans and, to a lesser extent, interest earned on mortgage-backed securities and investment securities. Funds for these activities are provided principally by operating revenues, deposits and repayments of outstanding loans and investment securities and mortgage-backed securities.

## MARKET INFORMATION

The Company's common stock began trading under the symbol "BCSB" on the Nasdaq National Market System on July 9, 1998. There are currently 5,912,177 shares of the common stock outstanding and approximately 979 holders of record of the common stock. Following are the high and low bid prices, by fiscal quarter, as reported on the Nasdaq National Market System during the periods indicated, as well as dividends paid on the common stock during each quarter.

| Fiscal 2005 | High | Low | Dividends Per Share |
|---|---|---|---|
| First Quarter | $ 17.39 | $ 15.80 | $ .125 |
| Second Quarter | 17.99 | 14.47 | .125 |
| Third Quarter | 14.89 | 12.60 | .125 |
| Fourth Quarter | 14.00 | 12.45 | .125 |
| Fiscal 2004 | | | |
| First Quarter | $ 18.74 | $ 16.24 | $ .125 |
| Second Quarter | 22.10 | 18.00 | .125 |
| Third Quarter | 21.25 | 13.15 | .125 |
| Fourth Quarter | 17.89 | 13.70 | .125 |

The stated high and low bid prices reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

## TABLE OF CONTENTS

BCSB BANKCORP, INC.

# BCSB BANKCORP, INC.

Mailing Address: P.O. Box 397, Perry Hall, MD 21128
Office Location: 4111 E. Joppa Road, Baltimore, MD 21236
410-256-5000
www.baltcosavings.com
E-Mail: info@bcsb.net

Dear Fellow Stockholder,

Our company's financial results for the year ending September 30, 2005 are detailed on the pages that follow. New offices and a new data processing system had a major impact on those results.

In November 2005, the bank successfully completed its previously announced change in data processors. We recognized one-time charges during the fiscal year ending in September 2005 necessary to make the change. I can confidently report that we have an improved data processing system and are beginning to realize the anticipated improvements in efficiency. Cost savings should have a positive impact on 2006 operations.

Two new offices were opened during the year. Our Sparks location opened in January 2005 and Honeygo opened in February 2005. I am happy to report deposit growth is meeting our expectations. As I write this letter, we are days away from the opening of our 18th office in Owings Mills. It is located on Lakeside Boulevard in the Lakeside Village Shopping Center.

With these substantial changes in our operations, we began a thorough review of our operations during the year. We are beginning to see some of the results of that initial review. The largest component of our operating expenses is related to personnel costs. In consideration of all that occurred throughout the year, we were able to consolidate 13 positions throughout the bank. With the staffing requirements of our new offices, the actual work force only increased by a net of three positions this past year. Our efforts to control costs are on-going.

Very truly yours,

Gary C. Loraditch
President

# SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

### Selected Consolidated Financial Condition Data

| | At September 30, | | | | |
|---|---|---|---|---|---|
| | 2005 | 2004 | 2003 | 2002 | 2001 |
| | | | (In Thousands) | | |
| Total assets | $ 812,745 | $ 773,618 | $ 668,198 | $ 587,065 | $ 390,883 |
| Loans receivable, net | 454,347 | 386,136 | 365,055 | 396,617 | 268,010 |
| Investment securities: | | | | | |
| Available for sale | 151,386 | 158,948 | 121,290 | 45,083 | 23,969 |
| Held to maturity | 1,995 | 2,497 | 2,500 | 4,496 | 18,494 |
| Mortgage-backed securities | | | | | |
| Available for sale | 112,120 | 144,260 | 116,204 | 60,411 | 11,442 |
| Held to maturity | 26,470 | 26,631 | 18,394 | 33,691 | 41,655 |
| FHLB stock | 8,060 | 6,105 | 3,305 | 3,940 | 1,834 |
| Deposits | 597,669 | 580,622 | 551,929 | 498,785 | 325,786 |
| FHLB advances | 144,796 | 120,920 | 32,268 | 26,968 | 17,800 |
| Trust Preferred Securities | -- | -- | 22,500 | 12,500 | -- |
| Junior Subordinated Debentures | 23,197 | 23,197 | -- | -- | -- |
| Stockholders' equity | 42,040 | 44,129 | 44,768 | 45,306 | 42,730 |

### Selected Consolidated Operations Data

| | For the Years Ended September 30, | | | | |
|---|---|---|---|---|---|
| | 2005 | 2004 | 2003 | 2002 | 2001 |
| | | | (In Thousands) | | |
| Interest income | $ 36,223 | $ 32,234 | $ 33,167 | $ 28,480 | $ 24,348 |
| Interest expense | 20,384 | 16,362 | 16,107 | 14,946 | 14,240 |
| Net interest income | 15,839 | 15,872 | 17,060 | 13,534 | 10,108 |
| Provision for loan losses | 168 | 487 | 1,359 | 509 | 332 |
| Net interest income after provision for loan losses | 15,671 | 15,385 | 15,701 | 13,025 | 9,776 |
| Other income | 1,855 | 1,379 | 1,587 | 1,053 | 738 |
| Non-interest expense | 16,814 | 15,735 | 15,336 | 11,363 | 10,330 |
| Income before income taxes | 712 | 1,029 | 1,952 | 2,715 | 184 |
| Income tax provision | 111 | 144 | 655 | 984 | 79 |
| Net income | $ 601 | $ 885 | $ 1,297 | $ 1,731 | $ 105 |
| Net income per share of Common Stock | | | | | |
| Basic | $ .10 | $ .15 | $ .23 | $ .31 | $ .02 |
| Diluted | $ .10 | $ .15 | $ .22 | $ .30 | $ .02 |
| Cash dividend declared per share | $ .50 | $ .50 | $ .50 | $ .50 | $ .50 |

**Key Operating Ratios:**

| | At or for the Year Ended September 30, | | | | |
|---|---|---|---|---|---|
| | 2005 | 2004 | 2003 | 2002 | 2001 |
| **Performance Ratios:** | | | | | |
| Return on average assets (net income divided by average total assets) | .08 % | .12 % | .21 % | .37 % | .03 % |
| Return on average equity (net income divided by average equity) | 1.40 | 2.03 | 2.94 | 4.01 | .25 |
| Interest rate spread (combined weighted average interest rate earned less combined weighted average interest rate cost) | 2.16 | 2.43 | 2.81 | 2.94 | 2.58 |
| Net interest margin (net interest income divided by average interest-earning assts) | 2.15 | 2.41 | 2.90 | 3.15 | 2.99 |
| Ratio of average interest-earning assets to average interest-bearing liabilities | 99.68 | 99.48 | 103.38 | 105.92 | 109.70 |
| Ratio of non-interest expense to average total assets | 2.12 | 2.20 | 2.46 | 2.46 | 2.90 |
| Dividend payout ratio (dividend declared per share divided by net income per share) | 500.00 | 333.33 | 217.39 | 161.29 | 2,500.00 |
| **Asset Quality Ratios:** | | | | | |
| Nonperforming assets to total assets at end of period | .09 | .11 | .09 | .28 | .08 |
| Nonperforming loans to gross loans at end of period | .15 | .21 | .08 | .33 | .08 |
| Allowance for loan losses to gross loans at end of period | .57 | .63 | .70 | .55 | .55 |
| Allowance for loan losses to nonperforming loans at end of period | 372.09 | 296.67 | 899.33 | 158.09 | 653.97 |
| Provision for loan losses to gross loans | .03 | .12 | .12 | .12 | .12 |
| Net charge-offs to average loans outstanding | .00 | .16 | .22 | .09 | .07 |
| **Capital Ratios:** | | | | | |
| Equity to total assets at end of period | 5.17 | 5.70 | 6.70 | 7.72 | 10.91 |
| Average equity to average assets | 5.42 | 6.08 | 7.09 | 8.61 | 12.04 |

# MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

**General**

The Company was formed in June 1998 by the Bank to become the holding company for the Bank following the Bank's reorganization into the mutual holding company form of organization (the "Reorganization"). As part of the Reorganization, the Company became a majority-owned subsidiary of the MHC. The Reorganization was consummated on July 8, 1998. All references to the Company prior to July 8, 1998, except where otherwise indicated, are to the Bank.

The Company's net income is dependent primarily on its net interest income, which is the difference between interest income earned on its interest earning assets and interest paid on interest-bearing liabilities. Net interest income is determined by (i) the difference between yields earned on interest-earning assets and rates paid on interest-bearing liabilities ("interest rate spread") and (ii) the relative amounts of interest-earning assets and interest-bearing liabilities. The Company's interest rate spread is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. To a lesser extent, the Company's net income also is affected by the level of other income, which primarily consists of fees and charges, and levels of non-interest expenses such as salaries and related expenses.

The operations of the Company are significantly affected by prevailing economic conditions, competition and the monetary, fiscal and regulatory policies of governmental agencies. Lending activities are influenced by the demand for and supply of housing, competition among lenders, the level of interest rates and the availability of funds. Deposit flows and costs of funds are influenced by prevailing market rates of interest, primarily on competing investments, account maturities and the levels of personal income and savings in the Company's market area.

**Critical Accounting Policies and Estimates**

Management's discussion and analysis of the Company's financial condition is based on the consolidated financial statements, which are prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of such financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates its estimates, including those related to the allowance for loan losses.

Management believes the allowance for loan losses is a critical accounting policy that required the most significant estimates and assumptions used in the preparation of the consolidated financial statements. The allowance for loan losses is based on management's evaluation of the level of the allowance required in relation to the estimated loss exposure in the loan portfolio. Management believes the allowance for loan losses is a significant estimated loss and therefore regularly evaluates it for adequacy by taking into consideration factors such as prior loan loss experience, the character and size of the loan portfolio, business and economic conditions and management's estimation of losses. The use of different estimates or assumptions could produce different provisions for loan losses. Refer to the discussion of Allowance for Loan Losses in Note 3 to the Consolidated Financial Statements for a detailed description of management's estimation process and methodology related to the allowance for loan losses.

Securities are evaluated periodically to determine whether a decline in their value is other than temporary. The term "other than temporary" is not intended to indicate a permanent decline in value. Rather, it means that the prospects for near term recovery of value are not necessarily favorable, or that there is a lack of evidence to support fair values equal to, or greater than, the carrying value of the investment. Management reviews criteria such as the magnitude and duration of the decline, as well as the reasons for the decline, to predict whether the loss in value is other than temporary. Once decline in value is determined to be other than temporary, the value of the security is reduced and a corresponding charge to earnings is recognized.

The Company currently applies the disclosure only provisions of Financial Accounting Standards Board ("FASB") Statement No. 123, see note 1 to the consolidated financial statements. In December 2004, the FASB published Statement of Financial Accounting Standard ("SFAS") 123 (revised 2004). "Share-Based Payment" ("SFAS 123R" or the "Statement") SFAS 123R requires that compensation cost relating to share-based payment transactions, including grants of employee stock options, be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. SFAS 123R permits entities to use any option-pricing model that meets the fair value objective in the Statement.

The Statement is effective at the beginning of the first fiscal quarter 2006. The impact of this statement on the Company in 2006 and beyond will depend upon various factors, among them being the Company's future compensation strategy. The pro forma compensation cost presented in note 1 to the consolidated financial statements and in prior filings for the Company have been calculated using the Black-Scholes option pricing model and may not be indicative of amounts that should be expected in future periods, however we estimate the expense associated with options that vest during the year ended September 30, 2006 to be approximately $33,000.

**Forward-Looking Statements**

When used in this Annual Report, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area, competition and information provided by third-party vendors that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The Company wishes to advise readers that the factors listed above could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

The Company does not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

**Data Processing**

The Company has entered into a long-term contract with a data service provider beginning in November 2005. The Company anticipates net savings over the next six years of approximately $2.8 million. The actual number could be more or less depending on the activity and the number of accounts serviced. However, the Bank experienced a one time expense of approximately $420,000 before taxes due to the cancellation of the Electronic Banking portion of the existing contract.

**Asset/Liability Management**

The Company strives to achieve consistent net interest income and reduce its exposure to adverse changes in interest rates by attempting to match the terms to re-pricing of its interest-sensitive assets and liabilities. Factors beyond the Bank's control, such as market interest rates and competition, may also have an impact on the Bank's interest income and interest expense.

In the absence of any other factors, the overall yield or return associated with the Bank's earning assets generally will increase from existing levels when interest rates rise over an extended period of time, and conversely interest income will decrease when interest rates decrease. In general, interest expense will increase when interest rates rise over an extended period of time, and conversely interest expense will decrease when interest rates decrease. By managing the increases and decreases in its interest income and interest expense which are brought about by changes in market interest rates, the Bank can significantly influence its net interest income.

The senior officers of the Bank meet on a weekly basis to monitor the Bank's interest rate risk position and to set prices on loans and deposits to manage interest rate risk within the parameters set by the Board of Directors. The President of the Bank reports to the Board of Directors on a regular basis on interest rate risk and trends, as well as liquidity and capital ratios and requirements. The Board of Directors reviews the maturities of the Bank's assets and liabilities and establishes policies and strategies designed to regulate the Bank's flow of funds and to coordinate the sources, uses and pricing of such funds. The first priority in structuring and pricing the Bank's assets and liabilities is to maintain an acceptable interest rate spread while reducing the net effects of changes in interest rates. The Bank's management is responsible for administering the policies and determinations of the Board of Directors with respect to the Bank's asset and liability goals and strategies.

The Bank's principal strategy in managing interest rate risk has been to emphasize the acquisition of short- and intermediate-term assets, including locally originated short term (15-years or less) fixed-rate mortgage loans and consumer loans, particularly automobile loans. In addition, in managing its portfolio of investment securities and mortgage-backed securities, the Bank in recent quarters has purchased investment securities so as to reduce the Bank's exposure to fluctuations in interest rates by purchasing adjustable rate mortgage backed securities and step-up agency notes. To further manage interest rate risk, the Bank may sell long term fixed rate loans into the secondary market, while retaining the servicing of said loans. In addition to shortening the average repricing period of its assets, the Bank has sought to lengthen the average maturity of its liabilities by adopting a tiered pricing program for its certificates of deposit, which provides higher rates of interest on its longer term certificates in order to encourage depositors to invest in certificates with longer maturities.

**Market Risk**

Management measures the Bank's interest rate risk by computing estimated changes in the net portfolio value ("NPV") of its cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. NPV represents the market value of portfolio equity and is the difference between incoming and outgoing discounted cash flows from assets and liabilities, with adjustments made for off-balance sheet items. These computations estimate the effect on the Bank's NPV of sudden and sustained increases and decreases in market interest rates. The Bank's Board of Directors has adopted an interest rate risk policy which establishes maximum decreases in the Bank's estimated NPV in the event of 1%, 2% and 3% increases in market interest rates, and in the event of a 1%, decrease in market interest rates. The following table presents the Bank's projected change in NPV for the various rate shock levels at September 30, 2005. All changes meet the Bank's policy requirements.

| Change in Rates | Net Portfolio Value $ Amount | $ Change (1) | % Change (2) | NPV as % of PV of Assets NPV Ratio (3) | Change (4) |
|---|---|---|---|---|---|
| | (Dollars in Thousands) | | | | |
| +300 bp | $ 33,224 | $ -39,256 | -54 % | 4.39 % | -448 bp |
| +200 bp | 46,363 | -26,117 | -36 | 5.97 | -290 bp |
| +100 bp | 59,731 | -12,748 | -18 | 7.49 | -138 bp |
| 0 bp | 72,479 | | | 8.87 | |
| -100 bp | 78,975 | 6,496 | 9 | 9.48 | 61 bp |
| -200 bp | 83,033 | 10,553 | 15 | 9.81 | 95 bp |

(1) Represents the excess (deficiency) of the estimated NPV assuming the indicated change in interest rates minus the estimated NPV assuming no change in interest rates.

(2) Calculated as the amount of change in the estimated NPV divided by the estimated NPV assuming no change in interest rates.

(3) Calculated as the estimated NPV divided by average total assets.

(4) Calculated as the excess (deficiency) of the NPV ratio assuming the indicated change in interest rates over the estimated NPV ratio assuming no change in interest rates.

***Risk Measures: 200 bp rate shock***

| | At September 30, 2005 | 2004 |
|---|---|---|
| Pre-Stock NPV Ratio: NPV as % of PV of Assets | 8.87 % | 9.08 % |
| Exposure Measure: Post Shock NPV Ratio | 5.97 | 6.04 |
| Sensitivity Measure: Change in NPV Ratio | 290 bp | 304 bp |

The above table indicates that at September 30, 2005, in the event of sudden and sustained increases in prevailing market interest rates, the Bank's NPV would be expected to decrease, and that in the event of a sudden and sustained decrease in prevailing market interest rates, the Bank's NPV would be expected to increase, by a much smaller amount than if there were an increase in interest rates. The Bank's Board of Directors reviews the Bank's NPV position quarterly, and, if estimated changes in NPV are not within the targets established by the Board, the Board may direct management to adjust its asset and liability mix to bring interest rate risk within Board approved targets. At September 30, 2005, the Bank's estimated changes in NPV were within the targets established by the Board of Directors.

NPV is calculated by the Office of Thrift Supervision (OTS) by using information provided by the Bank. The calculation is based on the net present value of discounted cash flows utilizing market prepayment assumptions and market rates of interest provided by Bloomberg quotations and surveys performed during the quarter ended September 30, 2005, with adjustments made to reflect the shift in the Treasury yield curve between the survey date and the quarter-end date.

Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, loan prepayments and deposit decay, and should not be relied upon as indicative of actual results. Further, the computations do not contemplate any actions the Bank may undertake in response to changes in interest rates.

Certain shortcomings are inherent in the method of analysis presented in the computation of NPV. Actual values may differ from those projections set forth in the table, should market conditions vary from assumptions used in the preparation of the table. Additionally, certain assets, such as adjustable-rate loans, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. In addition, the proportion of adjustable-rate loans in the Bank's portfolio could decrease in future periods if market interest rates remain at or decrease below current levels due to refinance activity. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in the tables. Finally, the ability of many borrowers to repay their adjustable-rate debt may decrease in the event of an interest rate increase.

## Average Balance, Interest and Average Yields and Rates

The following table sets forth certain information relating to the Company's average balance sheet and reflects the average yield on assets and cost of liabilities for the periods indicated and the average yields earned and rates paid. Such yield and costs are derived by dividing income or expense by the average daily balance of assets or liabilities, respectively, for the years ended September 30, 2005, September 30, 2004 and September 30, 2003. Total average assets are computed using month-end balances.

The table also presents information for the periods indicated with respect to the differences between the average yield earned on interest-earning assets and average rate paid on interest-bearing liabilities, or "interest rate spread," which banks have traditionally used as an indicator of profitability. Another indicator of net interest income is "net interest margin," which is its net interest income divided by the average balance of interest-earning assets.

| | Year Ended September 30, | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2005 | | | 2004 | | | 2003 | | |
| | Average Balance | Interest | Average Yield/Cost | Average Balance | Interest | Average Yield/Cost | Average Balance | Interest | Average Yield/Cost |
| | (Dollars in Thousands) | | | | | | | | |
| Interest-earning assets: | | | | | | | | | |
| Loans receivable (1) | $ 412,093 | $ 24,286 | 5.89% | $ 364,260 | $ 22,056 | 6.06% | $ 384.219 | $ 25,949 | 6.75% |
| Mortgage backed securities | 161,415 | 6,231 | 3.86 | 142,337 | 5,548 | 3.90 | 97,510 | 4,020 | 4.12 |
| Investment securities and FHLB stock | 162,138 | 5,637 | 3.48 | 143,689 | 4,552 | 3.17 | 84,162 | 2,896 | 3.44 |
| Other interest-earning assets | 2,578 | 69 | 2.68 | 7,471 | 78 | 1.04 | 22,131 | 302 | 1.36 |
| Total interest earning assets | 738,224 | 36,223 | 4.91 | 657,757 | 32,234 | 4.90 | 588,022 | 33,167 | 5.64 |
| Bank Owned Life Insurance | 12,242 | | | 11,912 | | | -- | | |
| Non-interest-earning assets | 40,869 | | | 46,094 | | | 35,195 | | |
| Total assets | $ 791,335 | | | $ 715,763 | | | $ 623,217 | | |
| Interest-bearing liabilities: | | | | | | | | | |
| Deposits | $ 589,849 | $ 14,711 | 2.49% | $ 571,105 | $ 13,553 | 2.37% | $ 530,021 | $ 14,223 | 2.68% |
| FHLB advances short-term | 53,632 | 1,471 | 2.74 | 23,141 | 323 | 1.40 | 24,588 | 1,224 | 4.98 |
| FHLB advances long-term | 72,056 | 2,738 | 3.80 | 43,000 | 1,400 | 3.26 | | | |
| Junior Subordinated Debentures | 23,197 | 1,464 | 6.31 | 22,500 | 1,086 | 4.83 | 12,527 | 659 | 5.26 |
| Other liabilities | 1,864 | 0 | 0.00 | 1,449 | 0 | .00 | 1,648 | 1 | .06 |
| Total interest-bearing liabilities | 740,598 | 20,384 | 2.75 | 661,195 | 16,362 | 2.47 | 568,784 | 16,107 | 2.83 |
| Non-interest-bearing liabilities | 7,856 | | | 11,050 | | | 10,244 | | |
| Total liabilities | 748,454 | | | 672,245 | | | 579,028 | | |
| Stockholders' equity | 42,881 | | | 43,518 | | | 44,189 | | |
| Total liabilities and stockholders' equity | $ 791,335 | | | $ 715,763 | | | $ 623,217 | | |
| Net interest income | | $ 15,839 | | | $ 15,872 | | | $ 17,060 | |
| Interest rate spread | | | 2.16% | | | 2.43% | | | 2.81% |
| Net interest margin (2) | | | 2.15% | | | 2.41% | | | 2.90% |
| Ratio of average interest-earning assets to average interest-bearing liabilities | | | 99.68% | | | 99.48% | | | 103.38% |

(1) Includes nonaccrual loans.
(2) Represents net interest income divided by the average balance of interest-earning assets.

### Rate/Volume Analysis

The table below sets forth certain information regarding changes in interest income and interest expense of the Bank for the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided on changes attributable to: (i) changes in volume (changes in volume multiplied by old rate); (ii) changes in rates (change in rate multiplied by old volume); and (iii) changes in rate/volume (changes in rate multiplied by the changes in volume).

| | Year Ended September 30, | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2005 v. 2004 | | | | 2004 v. 2003 | | | |
| | Increase (Decrease) Due to | | | | | | | |
| | Volume | Rate | Rate/ Volume | Total | Volume | Rate | Rate/ Volume | Total |
| | (In Thousands) | | | | | | | |
| Interest income: | | | | | | | | |
| Loans receivable | $ 2,930 | $ (619) | $ (81) | $ 2,230 | $ (1,380) | $ (2,651) | $ 138 | $ (3,893) |
| Mortgage-backed securities | 748 | (57) | (8) | 683 | 1,842 | (215) | (99) | 1,528 |
| Investment securities and FHLB stock | 583 | 445 | 57 | 1,085 | 2,044 | (227) | (161) | 1,656 |
| Other interest-earning assets | (52) | 123 | (80) | (9) | (200) | (71) | 47 | (224) |
| Total interest-earning assets | 4,209 | (108) | (112) | 3,989 | 2,306 | (3,164) | (75) | (933) |
| Interest expense: | | | | | | | | |
| Deposits | 444 | 691 | 23 | 1,158 | 1,103 | (1,645) | (128) | (670) |
| FHLB advances short-term | 426 | 310 | 412 | 1,148 | 2,069 | (584) | (987) | 498 |
| FHLB advances long-term | 946 | 234 | 158 | 1,338 | | | | |
| Subordinate Debentures | 34 | 334 | 10 | 378 | 524 | (54) | (43) | 427 |
| Other liabilities | 0 | 0 | 0 | 0 | 0 | (1) | 0 | (1) |
| Total interest-bearing liabilities | 1,850 | 1,569 | 603 | 4,022 | 3,696 | (2,284) | (1,158) | 254 |
| Change in net interest income | $ 2,359 | $ (1,677) | $ (715) | $ (33) | $ (1,390) | $ (880) | $ 1,083 | $ (1,187) |

### Comparison of Financial Condition at September 30, 2005 and 2004

During the twelve months ended September 30, 2005, the Company's assets increased by $39.1 million, or 5.06% from $773.6 million at September 30, 2004 to $812.7 million at September 30, 2005. The Company's interest bearing deposits in other banks decreased by $1.0 million or 38.8%, from $2.6 million at September 30, 2004 to $1.6 million at September 30, 2005. The Company's investment portfolio available for sale decreased $7.5 million or 4.7%, from $158.9 million at September 30, 2004 to $151.4 million at September 30, 2005. The Company's investment portfolio held to maturity decreased by $500,000, or 20.1% from $2.5 million at September 30, 2004 to $2.0 million at September 30, 2005. Loans receivable, net increased by $68.2 million, or 17.7%, from $386.1 million at September 30, 2004 to $454.3 million at September 30, 2005. The Company's mortgage-backed securities available for sale decreased by $32.2 million, or 22.3%, from $144.3 million at September 30, 2004 to $112.1 million at September 30, 2005. The Company's mortgage-backed securities held to maturity decreased by $161,000 or .60% from $26.6 million at September 30, 2004 to $26.5 million at September 30, 2005. In an effort to take advantage of the rising rate environment the Company has placed emphasis on short term loans such as variable rate commercial loans, automobile loans, home equity loans and short term mortgages. The Company increased commercial real estate loans by $10.4 million, or 16.1% from $64.6 million at September 30, 2004 to $75.0 million at September 30, 2005. The Bank updates its three year business plan every year as part of its budget process. The current plan calls for minimal growth until interest margins return to an amount sufficient to allow growth. An increase in deposits will be offset by decreases in levels of borrowings. New loans will be made to offset payments received on existing loans and securities. If payments received on loads exceed demand, than comparative securities may be purchased or borrowing further reduced.

Deposits increased by $17.1 million, or 2.9%, from $580.6 million at September 30, 2004 to $597.7 million at September 30, 2005. The increase in deposits was achieved through normal marketing efforts. The growth in deposits helped to fund loan demand. Advances from Federal Home Loan Bank of Atlanta increased by $23.9 million, or 19.7% from $120.9 million at September 30, 2004 to $144.8 million at September 30, 2005. The funds were used to fund loans.

Stockholders' equity decreased by $2.1 million or 4.7%, from $44.1 million at September 30, 2004 to $42.0 million at September 30, 2005, which was partially attributable to the decrease in accumulated other comprehensive income of $2.1 million from a loss of $1.8 million at September 30, 2004 to a loss of $3.9 million at September 30, 2005. These unrealized losses are considered temporary as they reflect market values as of September 30, 2005 and are subject to change daily as interest rates fluctuate. This decrease is due to the adjustment for the available for sale securities recorded at market value in a rising rate environment and has no impact on the Bank's regulatory capital.

**Comparison of Financial Condition at September 30, 2004 and 2003**

During the twelve months ended September 30, 2004, the Company's assets increased by $105.4 million, or 15.8% from $668.2 million at September 30, 2003 to $773.6 million at September 30, 2004. The Company's interest bearing deposits in other banks decreased by $8.6 million or 76.8%, from $11.2 million at September 30, 2003 to $2.6 million at September 30, 2004. The Company's investment portfolio available for sale increased $37.6 million or 31.0%, from $121.3 million at September 30, 2003 to $158.9 million at September 30, 2004. The Company's investment portfolio held to maturity remained stable at $2.5 million at September 30, 2003 and September 30, 2004. Loans receivable, net increased by $21.0 million, or 5.8%, from $365.1 million at September 30, 2003 to $386.1 million at September 30, 2004. The Company's mortgage-backed securities available for sale increased by $28.1 million, or 24.1%, from $116.2 million at September 30, 2003 to $144.3 million at September 30, 2004. The Company's mortgage-backed securities held to maturity increased by $8.2 million or 44.6% from $18.4 million at September 30, 2003 to $26.6 million at September 30, 2004. The preceding was accomplished in an effort to reduce interest rate risk in the balance sheet. During the twelve months ended September 30, 2004 the Company purchased $11.9 million of Bank Owned Life Insurance. The Bank was reluctant to make long-term low-rate loans in the low interest rate environment that prevailed during the twelve month period ended September 30, 2004. In recent years, the Company has placed emphasis on short term loans such as variable rate commercial loans, automobile loans, home equity loans and short term mortgages. The Company increased commercial real estate loans by $10.9 million, or 20.3% from $53.7 million at September 30, 2003 to $64.6 million at September 30, 2004.

Deposits increased by $28.7 million, or 5.2%, from $551.9 million at September 30, 2003 to $580.6 million at September 30, 2004. The increase in deposits was achieved through normal marketing efforts. The growth in deposits helped to fund security purchases. The security purchases have been short term balloon type products and adjustable mortgage products. Advances from Federal Home Loan Bank of Atlanta increased by $88.6 million, or 274.3% from $32.3 million at September 30, 2003 to $120.9 million at September 30, 2004. The funds were used to purchase securities and to fund loans. Accounts Payable Trade Date Securities decreased by $14.0 million or 100.0% from $14.0 million at September 30, 2003 to $0 at September 30, 2004. Trade date securities are commitments to settle security purchases in the near future.

Stockholders' equity decreased by $639,000, or 1.4%, from $44.8 million at September 30, 2003 to $44.1 million at September 30, 2004, which was partially attributable to the decrease in accumulated other comprehensive income of $985,000, from a loss of $770,000 at September 30, 2003 to a loss of $1.8 million at September 30, 2004. These unrealized losses are considered temporary as they reflect market values as of September 30, 2004 and are subject to change daily as interest rates fluctuate. This decrease is due to the adjustment for the available for sale securities recorded at market value in a rising rate environment and has no impact on the Bank's regulatory capital.

**Comparison of Operating Results for the Years Ended September 30, 2005 and 2004**

*Net Income:* Net income decreased by $284,000, from $885,000 for the year ended September 30, 2004 to $601,000 for the year ended September 30, 2005. The decrease was due primarily to an increase in interest expense of $4.0 million, or 24.6% from $16.4 million for the year ended September 30, 2004 to $20.4 million for the year ended September 30, 2005 and an increase in non-interest expenses of $1.0 million. This was partially offset by an increase in interest income and decreases in the provision for loan losses and income taxes.

*Net Interest Income:* Net interest income decreased by $33,000 or 0.2% from $15.9 million for the year ended September 30, 2004 to $15.8 million for the year ended September 30, 2005. The decrease in net interest income primarily was the result of increases in the average rate on interest bearing liabilities and an increase in the average balance of interest bearing liabilities. Due to rising interest rates and deposits re-pricing faster than loans, the interest rate spread decreased 27 basis points from 2.43% for the year ended September 30, 2004 to 2.16% for the year ended September 30, 2005. The Company's ratio of average interest-earning assets to average interest-bearing liabilities increased from 99.48% for the year ended September 30, 2004 to 99.68% for the year ended September 30, 2005. The Company's spread has decreased due to the rising rates paid on borrowed funds and deposits not completely offset by rising rates for new loans. Improvements in spread should occur if long term interest rates rise and the Company has the resources from either re-pricing assets or new funds received to re-pay the borrowed funds.

*Interest Income.* Interest income increased by $4.0 million, or 12.4% from $32.2 million for the year ended September 30, 2004 to $36.2 million for the year ended September 30, 2005. Interest and fees on loans increased by $2.2 million, or 10.1%, from $22.1 million for the year ended September 30, 2004 to $24.3 million for the year ended September 30, 2005. This was primarily due to a increase in the average balance of loans receivable of $47.8 million from 364.3 million at September 30, 2004 to $412.1 at September 30, 2005, despite a decrease in the average yield earned on loans receivable of

17 basis points from 6.06% at September 30, 2004 to 5.89% at September 30, 2005. The increase in the average balance of loans was primarily attributable to the Bank having competitive rates and current economic conditions and management's strategy to focus lending on variable rate commercial loans and short term home equity loans. The decrease in the average yield was attributable to the prevailing market rates in the economy. Interest on mortgage-backed securities increased by $683,000 or 12.3% from $5.5 million for the year ended September 30, 2004 to $6.2 million for the year ended September 30, 2005. This increase was primarily due to the increase in the average balance of mortgage-backed securities from $142.3 million at September 30, 2004 to $161.4 million at September 30, 2005. The actual balance of mortgage-backed securities decreased, however the average balance increased due to high balances at the beginning of the period. The increase in the average balance more than offset a decrease in the average rate from 3.9% at September 30, 2004 to 3.86% at September 30, 2005. Interest and dividends on investment securities increased by $1.0 million or 21.7% from $4.6 million for the year ended September 30, 2004 to $5.6 million for the year ended September 30, 2005. This was primarily due to an increase in the average balance of investments of $18.4 million, or 12.8% from $143.7 million for the year ended September 30, 2004 to $162.1 million for the year ended September 30, 2005. There was also an increase in the average yield on investments from 3.17% for the year ended September 30, 2004 to 3.48% for the year ended September 30, 2005 due to step up provisions on some investment securities.

*Interest Expense.* Interest expense, which consists of interest on deposits, interest on borrowed money and other interest expense increased from $16.4 million for the year ended September 30, 2004 to $20.4 million for the year ended September 30, 2005 a change of $4.0 million or 24.6%. Interest on deposits increased $1.1 million from $13.6 million at September 30, 2004 to $14.7 million at September 30, 2005 due to a increase in the average yield on deposits of 12 basis points from 2.37% for the year ended September 30, 2004 to 2.49% for the year ended September 30, 2005. Also contributing to the increase in interest expense was an increase in the average balance of deposits of $18.7 million, or 3.3% from $571.1 million at September 30, 2004 to $589.8 million at September 30, 2005. The Company was able to increase its deposits through normal marketing efforts. Interest on short-term borrowings increased by $1.1 million or 355.4% for the year ended September 30, 2005. Interest on long-term borrowings increased by $1.3 million or 95.6% for the year ended September 30, 2005. This increase was primarily due to an increase of $59.5 million in the average balances of advances from the Federal Home Loan Bank of Atlanta during the year ended September 30, 2005. Also contributing to interest expense was interest on the Trust Preferred Securities/Junior Subordinated Debentures which increased by $378,000 from $1.1 million for the year ended September 30, 2004 to $1.5 million for the year ended September 30, 2005. This increase was due to the increase in the average yield paid on the Junior Subordinated Debentures from 4.83%, during 2004 to 6.31% during 2005.

*Provision for Loan Losses:* The Company's significant accounting policies are set forth in Note 1 of Notes to Consolidated Financial Statements. Of these significant accounting policies, the Company considers its policy regarding the allowance for loan losses to be its most critical accounting policy and estimate, because it requires management's most subjective and complex judgments. In addition, changes in economic conditions can have a significant impact on the allowance for loan losses and therefore the provision for loan losses and results of operations. The Company has developed appropriate policies and procedures for assessing the adequacy of the allowance for loan losses, recognizing that this process requires a number of assumptions and estimates with respect to its loan portfolio. The Company's assessments may be impacted in future periods by changes in economic conditions, the impact of regulatory examinations, and the discovery of information with respect to borrowers that is not known to management at the time of the issuance of the consolidated financial statements.

The Company charges provisions for loan losses to earnings to maintain the total allowance for loan losses at a level management considers adequate to provide for probable loan losses existing within the loan portfolio as of the balance sheet date. In determining the provision, management considers prior loss experience, current economic conditions and the probability of these conditions affecting future loan performance. The Company made a provision for losses of $168,000 for the year ended September 30, 2005, as compared to $487,000 for the year ended September 30, 2004, representing a decrease of $319,000. This decrease was partially attributable to the decrease in historical chargeoffs, and loan delinquencies. Loan chargeoffs for the year ended September 30, 2005 were $392,000 as compared to $1.0 million for the year ended September 30, 2004, a decrease of $629,000. Loan recoveries were $383,000 for the year ended September 30, 2005 compared to $423,000 for the year ended September 30, 2004. Non performing loans at September 30, 2005 were $738,000 as compared to $872,000 at September 30, 2004. The total loss allowance allocated to loans is $2.7 million. In establishing such provisions, management considered an analysis of the risk inherent in the loan portfolio.

*Other Income.* Other income increased by $476,000, or 34.5% from $1.4 million for the year ended September 30, 2004 to $1.9 million for the year ended September 30, 2005. This increase in other income for the year ended September 30, 2005 was primarily attributable to a one time gain of $884,000 on investments due to the acquisition of Intrieve, the Bank's data processing provider by Harland for cash. This was partially offset by an increase in the loss on repossessed assets of

$306,000 or 120.0% from $255,000 for the year ended September 30, 2004 to $561,000 for the year ended September 30, 2005.

*Non-interest Expenses*. Total non-interest expenses increased by $1.1 million, or 6.9%, from $15.7 million for the year ended September 30, 2004 to $16.8 million for the year ended September 30, 2005. The increase in non-interest expenses was primarily due to the increase in data processing fees of $635,000, from $1.6 million for the year ended September 30, 2004 to $2.2 million for the year ended September 30, 2005. This increase was due to the one- time penalty to terminate Intrieve's existing electronic banking contract which did not expire at the same time as the other two data processing contract. Data processing cost are expected to decrease in the future due to savings realized due to the data processing conversion to Fiserve. Salaries and related expenses also increased by $340,000, or 3.9%. Occupancy expense also increased by $140,000, from $1.8 million for the year ended September 30, 2004 to $2.0 million for the year ended September 30, 2005. This was mainly due to the opening of two offices and normal increases in rent and electricity. These increases were partially offset by a decreases in advertising expense. Advertising expense decreased by $228,000 or 26.2%, from $870,000 for the year ended September 30, 2004 to $642,000 for the year ended September 30, 2005. This decrease was due to a change in the advertising mix during the period. The Bank initiated several cost cutting strategies in 2005. Certain positions were eliminated during the year allowing for the hiring of staff in the two offices opened and one planned for 2005 with a minimum increase in the workforce. Employee benefits were adjusted to be less costly while still offering complete benefits. In December 2005, the Bank ceased its indirect lending operations due to the current interest rate environment. The loan rates necessary to compete in this market made for marginal profitability. This allowed for less staffing in this area.

*Income Taxes.* The Company's income tax expense was $111,000 and $144,000 for the year ended September 30, 2005 and 2004, respectively. The Company's effective tax rates were 15.6% and 14.0% for the year ended September 30, 2005 and 2004, respectively. The increase in the effective tax rate was primarily attributable to the Bank's earning taxable income from the gain on sale of investments.

**Comparison of Operating Results for the Years Ended September 30, 2004 and 2003**

*Net Income:* Net income decreased by $412,000, from $1.3 million for the year ended September 30, 2003 to $885,000 for the year ended September 30, 2004. The decrease was due primarily to a decrease in net interest income of $1.1 million, or 6.9% from $17.0 million for the year ended September 30, 2003 to $15.9 million for the year ended September 30, 2004. This was partially offset by decreases in the provision for loan losses and income taxes.

*Net Interest Income:* Net interest income decreased by $1.1 million or 6.9% from $17.0 million for the year ended September 30, 2003 to $15.9 million for the year ended September 30, 2004. The decrease in net interest income primarily was the result of decreases in the average rate in interest earning-assets and an increase in the average balance of interest bearing liabilities. Due to declining interest rates and loans re-pricing faster than deposits, the interest rate spread decreased 38 basis points from 2.81% for the year ended September 30, 2003 to 2.43% for the year ended September 30, 2004. The Company's ratio of average interest-earning assets to average interest-bearing liabilities decreased from 103.38% for the year ended September 30, 2003 to 99.48% for the year ended September 30, 2004. The Company's spread has decreased due to its strategy of making loans and purchasing mortgage backed securities and investments in a prevailing low rate economy. In an effort to avoid long term fixed rate assets in the current interest rate environment, the Company's investment strategy was to purchase securities that were short term in nature and had step-up provisions. Likewise, investments in mortgage-backed securities were primarily in adjustable loan products or maturities of ten years or less. Additionally, the ratio of interest earning assets to interest bearing liabilities decreased because of investments in Bank Owned Life Insurance products which produced income not classified as interest income. Improvements in spread should occur as interest rates rise and the company has the resources from either re-pricing assets or new funds received.

*Interest Income.* Interest income decreased by $932,000, or 2.8% from $33.2 million for the year ended September 30, 2003 to $32.2 million for the year ended September 30, 2004. Interest and fees on loans decreased by $3.8 million, or 14.7%, from $25.9 million for the year ended September 30, 2003 to $22.1 million for the year ended September 30, 2004. This was primarily due to a decrease in the average yield on loans of 69 basis points from 6.75% at September 30, 2003 to 6.06% at September 30, 2004, and a $20.0 million decrease in the average balance of loans receivable from $384.2 million at September 30, 2003 to $364.2 million at September 30, 2004. The decrease in the average balance of loans was primarily attributable to increased competition in the refinancing market, current economic conditions and management's reluctance to make long-term low-rate loans in the low interest rate environment that prevailed during the period. The decrease in the average yield was attributed to the prevailing market rates in the economy. Interest on mortgage-backed securities increased by $1.5 million or 38.0% from $4.0 million for the year ended September 30, 2003 to $5.5 million for the year ended September 30, 2004. This increase was primarily due to the increase in the average balance of mortgage-backed securities from $97.5 million at September 30, 2003 to $142.3 million at September 30, 2004. The increase in the average balance more than offset a decrease in the average rate from 4.12% at September 30, 2003 to 3.90% at September 30, 2004. Interest and dividends on investment securities increased by $1.6 million or 57.2% from $2.9 million for the year ended September 30, 2003 to $4.6 million for the year ended September 30, 2004. This was primarily due to an increase in the average balance of investments of $59.5 million, or 70.7% from $84.2 million for the year ended September 30, 2003 to $143.7 million for the year ended September 30, 2004. The increase in the average balance more than offset a decrease in the average yield on investments from 3.44% for the year ended September 30, 2003 to 3.17% for the year ended September 30, 2004.

*Interest Expense.* Interest expense, which consists of interest on deposits, interest on borrowed money and other interest expense increased from $16.1 million for the year ended September 30, 2003 to $16.4 million for the year ended September 30, 2004 a change of $255,000 or 1.6%. Interest on deposits decreased $670,000 from $14.2 million at September 30, 2003 to $13.6 million at September 30, 2004 due to a decrease in the average yield on deposits of 31 basis points from 2.68% for the year ended September 30, 2003 to 2.37% for the year ended September 30, 2004. This was partially offset by an increase in the average balance of deposits of $41.1 million, or 7.8% from $530.0 million at September 30, 2003 to $571.1 million at September 30, 2004. The Company was able to increase its deposits through normal marketing efforts. Interest on short-term borrowings increased by $162,000 or 100.6% for the year ended September 30, 2004. Interest on long-term borrowings increased by $336,000 or 31.6% for the year ended September 30, 2004. This increase was primarily due to an increase of $41.5 million in the average balances of advances from the Federal Home Loan Bank of Atlanta during the year ended September 30, 2004. Also contributing to interest expense was interest on the Trust Preferred Securities/Junior Subordinated Debentures which increased by $427,000 from $659,000 for the year ended September 30, 2003 to $1.1 million for the year ended September 30, 2004. This increase was due to the increase in the average balance of Trust Preferred Securities/Junior Subordinated Debenture from $12.5 million during 2003 to $22.5 million during 2004.

*Provision for Loan Losses:* The Company's significant accounting policies are set forth in Note 1 of Notes to Consolidated Financial Statements. Of these significant accounting policies, the Company considers its policy regarding the allowance for loan losses to be its most critical accounting policy, because it requires management's most subjective and complex judgments. In addition, changes in economic conditions can have a significant impact on the allowance for loan losses and therefore the provision for loan losses and results of operations. The Company has developed appropriate policies and procedures for assessing the adequacy of the allowance for loan losses, recognizing that this process requires a number of assumptions and estimates with respect to its loan portfolio. The Company's assessments may be impacted in future periods by changes in economic conditions, the impact of regulatory examinations, and the discovery of information with respect to borrowers that is not known to management at the time of the issuance of the consolidated financial statements.

The Company charges provisions for loan losses to earnings to maintain the total allowance for loan losses at a level management considers adequate to provide for probable loan losses. In determining the provision, management considers prior loss experience, current economic conditions and the probability of these conditions affecting future loan performance. The Company made a provision for losses of $487,000 for the year ended September 30, 2004, as compared to $1.4 million for the year ended September 30, 2003, representing a decrease of $872,000. This decrease was partially attributable to the decrease in the average balance of loans of $20.0 million, or 5.2% from $384.2 million to $364.2 million. Loan chargeoffs for the year ended September 30, 2004 were $1.0 million as compared to $1.2 million for the year ended September 30, 2003, a decrease of $218,000. Loan charge offs decreased due to the absence of a commercial loan loss of $569,000 which was charged off during the year ended September 30, 2003. Loan recoveries were $423,000 for the year ended September 30, 2004 compared to $379,000 for the year ended September 30, 2003. Non performing loans at September 30, 2004 were $872,000 as compared to $300,000 at September 30, 2003. The increase in non performing loans was partially due to two delinquent commercial real estate loans with an aggregate balance of $606,000 which are well collateralized. The Bank does not expect to incur a loss from these two loans. The total loss allowance allocated to loans is $2.6 million. In establishing such provisions, management considered an analysis of the risk inherent in the loan portfolio.

*Other Income.* Other income decreased by $209,000, or 13.2% from $1.6 million for the year ended September 30, 2003 to $1.4 million for the year ended September 30, 2004. This decrease in other income for the year ended September 30, 2004 was partially attributable to losses on repossessed assets of $255,000, and a decrease of $345,000 in mortgage banking operations from $300,000 for the year ended September 30, 2003 to a $45,000 loss for the year ended September 30, 2004. Gains from the sale of investments and mortgage backed securities also decreased $262,000 from $284,000 for the year ended September 30, 2003 to $22,000 for the year ended September 30, 2004. These decreases were partially offset by increases in fees on transaction accounts and income from Bank Owned Life Insurance. Fees on transaction accounts increased by $218,000 for the year ended September 30, 2004 due to an increase in the volume of transaction accounts. Income from Bank Owned Life Insurance increased $487,000 from $0 for the year ended September 30, 2003 to $487,000 for the year ended September 30, 2004.

*Non-interest Expenses.* Total non-interest expenses increased by $399,000, or 2.6%, from $15.3 million for the year ended September 30, 2003 to $15.7 million for the year ended September 30, 2004. The increase in non-interest expenses was due to increases in salaries and related expenses of $371,000, or 4.4%. Occupancy expense also increased by

$179,000, from $1.6 million for the year ended September 30, 2003 to $1.8 million for the year ended September 30, 2004. This was mainly due to normal increases in rent and electricity. Advertising expense also increased by $137,000 or 18.7%, from $733,000 for the year ended September 30, 2003 to $870,000 for the year ended September 30, 2004. This increase was due to additional advertising and increased advertising cost during the period. These increases were partially offset by decreases in equipment expenses and telephone postage and office supplies. Equipment expense decreased by $173,000, or 13.4% from $1.3 million for the year ended September 30, 2003 to $1.1 million for the year ended September 30, 2004. This decrease was primarily due to decreased equipment repairs and decreased depreciation expense. Telephone, postage and office supplies decreased by $43,000 or 6.9% from $623,000 for the year ended September 30, 2003 to $580,000 for the year ended September 30, 2004. This decrease was achieved through the increased use of interoffice mail and e-mail.

*Income Taxes*. The Company's income tax expense was $144,000 and $655,000 for the year ended September 30, 2004 and 2003, respectively. The Company's effective tax rates were 14.0% and 33.6% for the year ended September 30, 2004 and 2003, respectively. The decrease in the effective tax rate was primarily attributable to the Bank's earning non-taxable income from the Bank Owned Life Insurance.

**Liquidity and Capital Resources**

The Company has no business other than that of the Bank and investing the net stock issuance proceeds retained by it. The Bank is subject to certain regulatory limitations with respect to the payment of dividends to the Company.

At September 30, 2005, the Bank exceeded all regulatory minimum capital requirements. For information regarding the Bank's retained earnings as reported in its financial statements at September 30, 2005 to its tangible, core and risk-based capital levels and a comparison of regulatory requirements, see Note 14 of Notes to Consolidated Financial Statements.

In June, 2002, the company issued $12,887,000 of junior subordinated debentures (the debentures) to BCSB Bankcorp Capital Trust I (the Trust), a Delaware business trust, in which the Company owns all of the common equity. The debentures carry a rate of 3.65% over the three month LIBOR rate, and resets quarterly, the rate was 7.25% and 5.67% at September 30, 2005 and 2004 respectively.

The debentures are the sole asset of BCSB Bankcorp Capital Trust I. BCSB Bankcorp Capital Trust I issued $12,500,000 of mandatory redeemable preferred securities to investors. The Company's obligation under the debentures and related documents, taken together, constitute a full and unconditional guarantee by the Company of BCSB Bankcorp Capital Trust I obligations under the preferred securities. The Preferred securities are redeemable by the Company on or after June 30, 2007 or under certain conditions in whole but not in part at any time at a redemption price equal to 103% of the principal amount plus any accrued interest.

In September, 2003, the company issued $10,310,000 of junior subordinated debentures (the debentures) to BCSB Bankcorp Capital Trust II (the Trust), a Delaware business trust, in which the Company owns all of the common equity. The debentures carry a rate of 3.00% over the three month LIBOR rate, and resets quarterly, the rate was 6.60% and 4.60% at September 30, 2005 and 2004 respectively. The debentures are the sole asset of BCSB Bankcorp Capital Trust II. BCSB Bankcorp Capital Trust II issued $10,000,000 of mandatory redeemable preferred securities to investors. The Company's obligation under the debentures and related documents, taken together, constitute a full and unconditional guarantee by the Company of BCSB Bankcorp Capital Trust II obligations under the preferred securities. The Preferred securities are redeemable by the Company on or after October 7, 2008 or under certain conditions in whole but not in part at any time at a redemption price equal to 103% of the principal amount plus any accrued interest.

The Company's primary sources of funds are deposits and proceeds from maturing investment securities and mortgage-backed securities and principal and interest payments on loans. While maturities and scheduled amortization of mortgage-backed securities and loans are a predictable source of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions, competition and other factors.

The primary investing activities of the Company are the origination of loans and the purchase of investment securities and mortgage-backed securities. During the years ended September 30, 2005, 2004, and 2003, the Bank had $193.9 million, $148.6 million and $159.2 million respectively, of loan originations. During the years ended September 30, 2005, 2004 and 2003, the Company purchased investment securities in the amounts of $11.5 million, $77.8 million, and $161.1 million respectively, and mortgage-backed securities in the amounts of $15.9 million, $73.2 million, and $108.8 million respectively. The primary financing activity of the Company is the attraction of savings deposits.

The Company has other sources of liquidity if there is a need for funds. The Bank has the ability to obtain advances from the FHLB of Atlanta. In addition, the Company maintains a portion of its investments in interest-bearing deposits at other financial institutions that will be available, if needed.

The Bank's average daily liquidity ratio for the month of September 2005 was approximately 43.5%. Management seeks to maintain a relatively high level of liquidity in order to retain flexibility in terms of investment opportunities and deposit pricing. Because liquid assets generally provide for lower rates of return, the Bank's relatively high liquidity will, to a certain extent, result in lower rates of return on assets.

The Company's most liquid assets are cash, interest-bearing deposits in other banks and federal funds sold, which are short-term, highly liquid investments with original maturities of less than three months that are readily convertible to known amounts of cash. The levels of these assets are dependent on the Company's operating, financing and investing activities during any given period. At September 30, 2005, cash, interest-bearing deposits in other banks and federal funds sold totaled $21.7 million, $1.6 million and $238,000, respectively.

The Company anticipates that it will have sufficient funds available to meet its current commitments. Certificates of deposit which are scheduled to mature in less than one year at September 30, 2005 totaled $173.3 million. Based on past experience, management believes that a significant portion of such deposits will remain with the Bank. The Bank is a party to financial instruments with off-balance-sheet risk made in the normal course of business to meet the financing needs of its customers. These financial instruments are standby letters of credit, lines of credit and commitments to fund mortgage loans and involve to varying degrees elements of credit risk in excess of the amount recognized in the statement of financial position. The contract amounts of those instruments express the extent of involvement the Bank has in this class of financial instruments and represents the Bank's exposure to credit loss from nonperformance by the other party. The Bank generally requires collateral or other security to support financial instruments with off-balance-sheet credit risk. At September 30, 2005, the Bank had commitments under standby letters of credit, lines of credit and commitments to originate mortgage loans of $701,000, $29.1 million and $16.0 million, respectively. See Note 3 of Notes to Consolidated Financial Statements.

The Company announced a stock repurchase program on February 14, 2001. The company repurchased 864 shares at an aggregate cost of $14,000, 420 shares at an aggregate cost of $6,000 and 371 shares at an aggregate cost of $5,200 during the years ended September 30, 2003, 2004 and 2005 respectively.

In keeping with the Company's stated policy, quarterly dividends were declared on November 24, 2004, February 23, May 26, and August 24, 2005 of 12.5¢ each. In keeping with Federal regulations, Baltimore County Savings Bank, M.H.C. (the "MHC") applied for, and elected to waive receipt of, dividends from the Company as to its shares, which amounted to 3,754,960 shares as of December 1, 2005, or 63.5% of all outstanding shares of the Company's common stock. The dividend rate is based in part on the Bank's strong capital position (see Note 14 of Notes to Consolidated Financial Statements) and the flexibility of the mutual holding company structure whereby the MHC, with regulatory approval, has waived dividends otherwise payable to it. This has enabled the Bank to reward its public shareholders with a strong dividend stream while retaining sufficient capital to support Company operations, earnings growth and the Bank's branch expansion business plan. The future payment of dividends is dependent upon the Company's financial condition, earnings, equity structure, capital needs, regulatory requirements and economic conditions.

### Commitments, Contingencies and Off-balance Sheet Arrangements

The Company is a party to financial instruments with off-balance sheet risk including commitments to extend credit under existing lines of credit and commitments to sell loans. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

Off-balance sheet financial instruments whose contract amounts represent credit and interest rate risk are summarized as follows:

| | September 30, 2005 | September 30, 2004 |
|---|---|---|
| | (Dollars in Thousands) | |
| Commitments to originate new loans | $ 16,071 | $ 7,616 |
| Unfunded commitments to extend credit under existing equity line and commercial lines of credit | 27,023 | 24,330 |
| Commercial letters of credit | 701 | 634 |

Commitments to originate new loans or to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Loan commitments generally expire within 30 to 45 days. Most equity line commitments for the unfunded portion of equity lines are for a term of 20 years, and commercial lines of credit are generally renewable on an annual basis. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the borrower.

### Contractual Obligations

The following table sets forth the Company's contractual obligations as of September 30, 2005.

| | Payments due by period (Dollars in Thousands) | | | | |
|---|---|---|---|---|---|
| | Less than 1 year | 1 – 3 Years | 4 – 5 Years | Over 5 Years | Total |
| Time Deposits | $ 173,341 | $ 179,172 | $ 52,709 | $ -- | $ 405,222 |
| Long-term borrowings | 81,150 | 46,000 | 17,000 | -- | 144,150 |
| Junior Subordinated Debenture | -- | -- | -- | 23,197 | 23,197 |
| Lease Obligations | 1,155 | 2,892 | 811 | 8,290 | 13,148 |
| Total Contractual Cash Obligations | $ 255,646 | $ 228,064 | $ 70,520 | $ 31,487 | $ 587,717 |

**Impact of Inflation and Changing Prices**

The Consolidated Financial Statements and Notes thereto presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

**Off-Balance Sheet Arrangements**

As of the date of this Annual Report, the Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, change in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors, except for the guarantees made by the Company with respect to the trust preferred securities issued by each of the Business Trust and the Statutory Trust, which are discussed in the "Liquidity and Capital Resources" subsection of this Annual Report and in footnote 9 to the audited financial statements. The term "off-balance sheet arrangement" generally means any transaction, agreement, or other contractual arrangement to which an entity unconsolidated with the Company is a party under which the Company has (i) any obligation arising under a guarantee contract, derivative instrument or variable interest; or (ii) a retained or contingent interest in assets transferred to such entity or similar arrangement that serves as credit, liquidity or market risk support for such assets. Additionally, the Bank does have commitments to originate loans in the ordinary course of business, as disclosed herein.

**Impact of New Accounting Standards**

In November 2003, the Emerging Issues Task Force (the "EITF") of the Financial Accounting Standards Board (the "FASB") issued EITF Abstract 03-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments" ("EITF 03-1"), effective for fiscal years ending after December 15, 2003. This abstract provides guidelines on the meaning of other-than-temporary impairment and its application to investments, in addition to requiring quantitative and qualitative disclosures in the financial statements. In March 2004, the EITF issued a Consensus on EITF 03-1 (the "Consensus") requiring that the provisions of EITF 03-1 be applied to cost-method investments for annual periods ending after June 30, 2004. The Consensus also requires several additional disclosures for cost-method investments. The recognition and measurement guidelines provided by the Consensus were scheduled to take effect in reporting periods beginning after June 15, 2004. The FASB, however, has delayed the effective date for the requirement to record the impairment losses under EITF 03-1. The Company has implemented the guidelines of this Consensus (see Note 4). Adoption of the Consensus did not have a material impact on the Company's financial statements.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123R, "Share Based Payment" ("SFAS. 123R"), effective for the first reporting period that begins after June 15, 2005. SFAS 123R is a revision of SFAS 123, "Accounting for Stock-Based Compensation". SFAS 123R eliminates the alternative to apply the Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" intrinsic value method of accounting for the cost of employee services received in exchange for an award of equity instruments. SFAS 123R provides for the initial measurement of the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The fair value of that award will be re-measured subsequently at each reporting date through the settlement date. In April 2005, the Securities and Exchange Commission (the "SEC") announced the adoption of a new rule that amends the effective date of SFAS 123R. The effective date of the standard under these new rules for the Company's consolidated financial statements is October 1, 2005. The Company is evaluating the requirements of implementation and plans to adopt the provisions beginning October 1, 2005. The Company expects the additional expense recorded in the consolidated financial statements to be approximately $33,000 for the year ended September 30, 2006 based on the options that are expected to vest on or after October 1, 2005.

In March 2005, the SEC issued Staff Accounting Bulletin No. 107 ("SAB 107"), which provides guidance on the interaction between SFAS 123R and certain SEC rules and regulations. SAB 107 was issued to assist issuers in their initial implementation of SFAS 123R and to enhance the information received by investors and other users of the financial statements. The Company will consider the guidance provided by SAB 107 as it implements SFAS 123R by October 1, 2005

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets – An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions" ("SFAS 153"). SFAS 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, "Accounting for Nonmonetary Transactions," and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This standard was effective for fiscal periods beginning after June 15, 2005. Management believes that the adoption of SFAS 153 will not have an impact on the Company's financial statements.

STEGMAN
& COMPANY
CERTIFIED PUBLIC ACCOUNTANTS AND
MANAGEMENT CONSULTANTS SINCE 1915

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
BCSB Bankcorp, Inc.
Baltimore, Maryland

We have audited the consolidated statement of financial condition of BCSB Bankcorp, Inc. and Subsidiaries as of September 30, 2005 and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The financial statements of BCSB Bankcorp, Inc. and Subsidiaries as of September 30, 2004, were audited by other auditors whose report dated November 30, 2004, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BCSB Bankcorp, Inc. and Subsidiaries as of September 30, 2005 and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Stegman & Company

Baltimore, Maryland
December 2, 2005

Suite 200, 405 East Joppa Road Baltimore, Maryland 21286 • 410-823-8000 • 1-800-686-3883 • Fax: 410-296-4815
• www.stegman.com •

BCSB BANKCORP, INC.
AND SUBSIDIARIES
Baltimore, Maryland

## CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

| | September 30, 2005 | September 30, 2004 |
|---|---|---|
| | (dollars in thousands except per share data) | |
| **Assets** | | |
| Cash | $ 21,713 | $ 14,852 |
| Interest bearing deposits in other banks | 1,578 | 2,579 |
| Federal funds sold | 238 | 384 |
| Cash and Cash Equivalents | 23,529 | 17,815 |
| Interest bearing time deposits | 100 | 100 |
| Investment securities, available for sale | 151,386 | 158,948 |
| Investment securities, held to maturity (fair value approximates $1,982) | 1,995 | 2,497 |
| Loans receivable, net of allowances of ($2,746), and ($2,587) | 454,347 | 386,136 |
| Mortgage backed securities, available for sale | 112,120 | 144,260 |
| Mortgage backed securities, held to maturity (fair value approximates $26,259) | 26,470 | 26,631 |
| Premises and equipment, net | 10,782 | 9,240 |
| Federal Home Loan Bank of Atlanta stock, at cost | 8,060 | 6,105 |
| Bank Owned Life Insurance | 12,667 | 11,912 |
| Goodwill and other intangible assets | 2,592 | 2,656 |
| Accrued interest and other assets | 8,697 | 7,318 |
| Total assets | $ 812,745 | $ 773,618 |
| **Liabilities and Stockholders' Equity** | | |
| Liabilities | | |
| Deposits: | | |
| Non-Interest bearing | $ 24,653 | $ 19,309 |
| Interest-bearing | 573,016 | 561,313 |
| Total Deposits | 597,669 | 580,622 |
| Federal Home Loan Bank of Atlanta advances short-term | 81,150 | 77,100 |
| Federal Home Loan Bank of Atlanta advances long-term | 63,646 | 43,820 |
| Junior Subordinated Debentures | 23,197 | 23,197 |
| Other liabilities | 5,043 | 4,750 |
| Total liabilities | 770,705 | 729,489 |
| Commitments and contingencies (Notes 3, 5, 7, 8, 9, 10, 11, 12 and 13) | | |
| Stockholders' Equity | | |
| Common stock (par value $.01 – 13,500,000 authorized, 5,912,177 and 5,899,173 shares issued and outstanding at September 30, 2005 and 2004, respectively) | 59 | 59 |
| Additional paid-in capital | 21,247 | 20,969 |
| Obligation under Rabbi Trust | 1,238 | 1,222 |
| Retained earnings | 24,963 | 25,407 |
| Accumulated other comprehensive (loss) | (3,878) | (1,755) |
| Employee Stock Ownership Plan | (410) | (593) |
| Stock held by Rabbi Trust | (1,179) | (1,180) |
| Total stockholders' equity | 42,040 | 44,129 |
| Total liabilities and stockholders' equity | $ 812,745 | $ 773,618 |

The accompanying notes to consolidated financial statements are an integral part of these statements.

BCSB BANKCORP, INC. AND SUBSIDIARIES
Baltimore, Maryland

## CONSOLIDATED STATEMENTS OF OPERATIONS

| | For Years Ended September 30, | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | *(dollars in thousands except per share data)* | | |
| Interest and fees on loans | $ 24,286 | $ 22,056 | $ 25,948 |
| Interest on mortgage backed securities | 6,231 | 5,548 | 4,020 |
| Interest and dividends on investment securities | 5,637 | 4,552 | 2,896 |
| Other interest income | 69 | 78 | 302 |
| Total interest income | 36,223 | 32,234 | 33,166 |
| Interest on deposits | 14,711 | 13,553 | 14,223 |
| Interest on borrowings – short term | 1,471 | 323 | 161 |
| Interest on borrowings – long term | 2,738 | 1,400 | 1,064 |
| Other interest expense | 1,464 | 1,086 | 659 |
| Total interest expense | 20,384 | 16,362 | 16,107 |
| Net interest income | 15,839 | 15,872 | 17,059 |
| Provision for losses on loans | 168 | 487 | 1,359 |
| Net interest income after provision for losses on loans | 15,671 | 15,385 | 15,700 |
| Other Income | | | |
| Loss on repossessed assets | (561) | (255) | -- |
| Mortgage Banking Operations | 1 | (45) | 300 |
| Fees on transaction accounts | 686 | 759 | 541 |
| Gain from sale of investments and mortgage backed securities | 884 | 22 | 284 |
| Income from Bank Owned Life Insurance | 454 | 487 | -- |
| Miscellaneous income | 391 | 411 | 463 |
| Total other income | 1,855 | 1,379 | 1,588 |
| Non-Interest Expenses | | | |
| Salaries and related expense | 9,150 | 8,810 | 8,439 |
| Occupancy expense | 1,961 | 1,821 | 1,642 |
| Data processing expense | 2,195 | 1,560 | 1,490 |
| Property and equipment expense | 1,151 | 1,115 | 1,288 |
| Advertising | 642 | 870 | 733 |
| Telephone, postage and office supplies | 579 | 580 | 623 |
| Other expenses | 1,136 | 979 | 1,121 |
| Total non-interest expenses | 16,814 | 15,735 | 15,336 |
| Income before tax provision | 712 | 1,029 | 1,952 |
| Income tax provision | 111 | 144 | 655 |
| Net income | $ 601 | $ 885 | $ 1,297 |
| Net Income Per Share of Common Stock | | | |
| Basic | $ 0.10 | $ 0.15 | $ 0.23 |
| Diluted | $ 0.10 | $ 0.15 | $ 0.22 |

The accompanying notes to consolidated financial statements are an integral part of these statements.

BCSB BANKCORP, INC.
AND SUBSIDIARIES
Baltimore, Maryland
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 2005, 2004, AND 2003

| | Common Stock | Additional Paid-In Capital | Obligation Under Rabbi Trust | Retained Earnings | Accumulated Other Comprehensive Income (loss) | Employee Stock Ownership Plan | Stock Held By Rabbi Trust | Total Stockholders' Equity |
|---|---|---|---|---|---|---|---|---|
| | *(dollars in thousands except per share data)* | | | | | | | |
| Balance – October 1, 2002 | $ 59 | $ 20,302 | $ 1,157 | $ 25,280 | $ 665 | $ (960) | $ (1,197) | $ 45,306 |
| Compensation under stock based benefit plans | -- | 262 | -- | -- | -- | 184 | -- | 446 |
| Exercised Options | -- | 102 | -- | -- | -- | -- | -- | 102 |
| Rabbi Trust Liability | -- | -- | 86 | -- | -- | -- | -- | 86 |
| Treasury stock purchased (864ares) | -- | (14) | -- | -- | -- | -- | -- | (14) |
| Cash dividends declared ($.50 per share) | -- | | -- | (1,020) | -- | -- | -- | (1,020) |
| Comprehensive Income | | | | | | | | |
| Net income for the year ended September 30, 2003 | -- | -- | -- | 1,297 | -- | -- | -- | -- |
| Net change in unrealized gains on investment securities and mortgage backed securities, net of tax of $903 | -- | -- | -- | -- | (1,261) | -- | -- | -- |
| Reclassification adjustment for gains gains included in net income on available for sale securities net of tax of $110 | -- | -- | -- | -- | (174) | -- | -- | -- |
| Comprehensive income | -- | -- | -- | -- | -- | -- | -- | (138) |
| Balance – September 30, 2003 | 59 | 20,652 | 1,243 | 25,557 | (770) | (776) | (1,197) | 44,768 |
| Compensation under stock based benefit plans | -- | 206 | -- | -- | -- | 183 | -- | 389 |
| Exercised options | -- | 117 | -- | -- | -- | -- | -- | 117 |
| Rabbi Trust Liability | -- | -- | (4) | -- | -- | -- | -- | (4) |
| Distribution of stock for rabbi trust | | | (17) | | | | 17 | -- |
| Treasury stock purchased (420 shares) | -- | (6) | -- | -- | -- | -- | -- | (6) |
| Cash dividends declared ($.50 per share) | -- | -- | -- | (1,035) | -- | -- | -- | (1,035) |
| Comprehensive income | | | | | | | | |
| Net income for the year ended September 30, 2004 | -- | -- | -- | 885 | -- | -- | -- | -- |
| Net change in unrealized gains on investment securities and mortgage backed securities, net of tax of $612 | -- | -- | -- | -- | (970) | -- | -- | -- |
| Reclassification adjustments for gains included in net income on available for sale securities, net of tax of $7 | -- | -- | -- | -- | (15) | -- | -- | -- |
| Comprehensive loss | -- | -- | -- | -- | -- | -- | -- | (100) |
| Balance – September 30, 2004 | 59 | 20,969 | 1,222 | 25,407 | (1,755) | (593) | (1,180) | 44,129 |
| Compensation under stock based benefit plans | -- | 168 | -- | -- | -- | 183 | -- | 351 |
| Exercised options | -- | 115 | -- | -- | -- | -- | -- | 115 |
| Rabbi Trust Liability | -- | -- | 44 | -- | -- | -- | (27) | 17 |
| Treasury stock purchased (371 shares) | -- | (5) | -- | -- | -- | -- | -- | (5) |
| Distribution of stock for Rabbi Trust | -- | -- | (28) | -- | -- | -- | 28 | -- |
| Cash dividends declared ($.50 per share) | -- | -- | | (1,045) | | | | (1,045) |
| Comprehensive Loss | | | | | | | | |
| Net income for the year ended September 30, 2005 | -- | -- | -- | 601 | -- | -- | -- | -- |
| Net change in unrealized gains (loss) on investment securities and mortgage backed securities, net of tax of $1,325 | -- | -- | -- | -- | (2,131) | -- | -- | -- |
| Reclassification adjustment for loss included in net income on available for sale securities, net of tax of $5 | -- | -- | -- | -- | 8 | -- | -- | -- |
| Comprehensive loss | -- | -- | -- | -- | -- | -- | -- | (1,522) |
| Balance- September 30, 2005 | $ 59 | $ 21,247 | $ 1,238 | $ 24,963 | $ (3,878) | $ (410) | $ (1,179) | $ 42,040 |

*The accompany notes to consolidated financial statements are an integral part of these statements.*

BCSB BANKCORP, INC. AND SUBSIDIARIES
Baltimore, Maryland

## CONSOLIDATED STATEMENTS OF CASH FLOWS

| | For Years Ended September 30, 2005 | 2004 | 2003 |
|---|---|---|---|
| | *(dollars in thousands)* | | |
| **Operating Activities** | | | |
| Net income | $ 601 | $ 885 | $ 1,297 |
| Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities | | | |
| Gain on sale of investments and mortgage backed securities | (884) | (22) | (284) |
| Loans originated for sale | 0 | (3,201) | (12,227) |
| Proceeds from loans sold | 0 | 3,491 | 12,324 |
| Gain on loans sold | 0 | (42) | (344) |
| Amortization of deferred loan fees, net | (157) | (232) | (679) |
| Provision for losses on loans | 168 | 487 | 1,359 |
| Non-cash compensation under Stock-based Benefit Plan | 351 | 389 | 446 |
| Amortization of Premiums and Discounts, net | 122 | 331 | 199 |
| Provision for depreciation | 890 | 898 | 986 |
| Loss on disposal of premises and equipment | -- | 11 | -- |
| Loss on sale of repossessed assets | 561 | 255 | -- |
| Income from bank owned life insurance | (452) | (487) | -- |
| (Increase) decrease in accrued interest and other assets | (52) | (50) | 506 |
| Increase (decrease) in other liabilities | (444) | 1,904 | (69) |
| Increase (decrease) in obligation under Rabbi Trust | 44 | (4) | 87 |
| Net cash provided by operating activities | 748 | 4,613 | 3,601 |
| **Cash Flows from Investing Activities** | | | |
| Purchase of Bank Owned Life Insurance | (303) | (11,425) | -- |
| Purchase of investment securities – available for sale | (11,491) | (76,442) | (161,625) |
| Proceeds from maturities of investment securities – available for sale | 2,000 | 21,130 | 69,800 |
| Proceeds from sale of investment securities – available for sale | 15,536 | 16,976 | 15,088 |
| Purchases of investment securities – held to maturity | -- | (2,498) | (500) |
| Proceeds from maturities of investment securities – held to maturity | 500 | 2,500 | 2,500 |
| Net (increase) decrease in loans | (69,217) | (22,322) | 30,211 |
| Purchase of mortgage backed securities – available for sale | (10,616) | (59,968) | (105,531) |
| Principal collected on mortgage backed securities | 38,508 | 32,964 | 48,012 |
| Proceeds from sale of mortgage backed securities- available for sale | 8,351 | 2,704 | 18,093 |
| Purchase of mortgage backed securities – held to maturity | (5,271) | (13,273) | (3,255) |
| Proceeds from sale of premises and equipment | -- | 15 | -- |
| Proceeds from sales of repossessed assets | 422 | 362 | -- |
| Investment in premises and equipment | (2,432) | (937) | (1,582) |
| (Purchase) redemption of Federal Home Loan Bank of Atlanta Stock | (1,955) | (2,800) | 635 |
| (Decrease) increase in accounts payable Trade Date Securities | -- | (13,998) | 13,998 |
| Net cash used by investing activities | (35,968) | (127,012) | (74,156) |

BCSB BANKCORP, INC. AND SUBSIDIARIES
Baltimore, Maryland
CONSOLIDATED STATEMENTS OF CASH FLOWS

| | For years ended September 30, | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | (dollars in thousands) | | |
| Cash Flows from Financing Activities | | | |
| Decrease in checks written in excess of bank balance | $ -- | $ -- | $ (391) |
| Net increase in deposits | 17,094 | 28,969 | 54,223 |
| Net increase (decrease) in advances by borrowers for taxes and Insurance | 752 | 111 | (340) |
| Proceeds from Federal Home Loan Bank of Atlanta advances | 383,600 | 210,127 | 14,000 |
| Repayment of Federal Home Loan Bank of Atlanta advances | (359,550) | (121,277) | (8,500) |
| Acquisition of stock for Rabbi Trust | (27) | -- | -- |
| Proceeds from Junior Subordinated Debentures | -- | -- | 10,000 |
| Treasury stock purchased | (5) | (6) | (14) |
| Exercised Stock Options | 115 | 117 | 102 |
| Dividends paid | (1,045) | (1,035) | (1,020) |
| Net cash provided by financing activities | 40,934 | 117,006 | 68,060 |
| Increase (decrease) in cash equivalents | $ 5,714 | $ (5,393) | $ (2,495) |
| Cash and cash equivalents at beginning of period | 17,815 | 23,208 | 25,703 |
| Cash and cash equivalents at end of period | $ 23,529 | $ 17,815 | $ 23,208 |
| Supplemental Disclosure of Cash Flows Information: | | | |
| Cash paid during the period for: | | | |
| Interest | $ 20,258 | $ 16,101 | $ 16,157 |
| Income taxes | $ 510 | $ 220 | $ 1,620 |

The accompanying notes to consolidated financial statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies

**Principles of Consolidation** - BCSB Bankcorp, Inc. (the "Company") owns 100% of the voting stock of Baltimore County Savings Bank, F.S.B. (the "Bank"). The Bank owns 100% of Ebenezer Road, Inc. The accompanying consolidated financial statements include the accounts and transactions of these companies on a consolidated basis since date of acquisition. All intercompany transactions have been eliminated in the consolidated financial statements. Ebenezer Road, Inc. sells insurance products. Its operations are not material to the consolidated financial statements.

**Reclassifications** - Certain prior years' amounts have been reclassified to conform to the current year's method of presentation.

**Business** - The Company's primary purpose is ownership of the Bank. The Bank's primary business activity is the acceptance of deposits from the general public in its market area and using the proceeds for investments and loan originations. The Bank is subject to competition from other financial institutions. The Bank is subject to the regulations of certain federal agencies and undergoes periodic examinations by those regulatory authorities.

**Basis of Financial Statement Presentation** - The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statement of financial condition and revenues and expenses for the period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses, valuations of foreclosed real estate, goodwill and intangible assets and other than temporary impairment of investment securities.

**Investments and Mortgage Backed Securities** - Investment securities in equity mutual funds, certain federal agency notes and mortgage backed securities may be held for an indefinite period of time. However, management may sell them in response to changes in interest rates or other similar factors and, accordingly, carries them at fair value. Other investment securities consisting of federal agency notes and bonds and mortgage backed securities are carried at cost, since management has the ability and intention to hold them to maturity. Amortization of related premiums and discounts are computed using the level yield method over the life of the security. Gains and losses on all investments and mortgage backed securities are determined using the specific identification method.

**Restricted Stock Invesments**

The Bank, as a member of the Federal Home Loan Bank System, is required to maintain an investment in capital stock of the Federal Home Loan Bank of Atlanta ("FHLB') in varying amounts based on balances of outstanding home loans and on amounts borrowed from the FHLB. Because no ready market exists for this stock and it has no quoted market value, the Bank's investment in this stock is carried at cost.

**Loans Receivable** - Loans receivable are stated at unpaid principal balances, less undisbursed portion of loans in process, unearned interest on consumer loans, deferred loan origination fees and the allowance for loan losses, since management has the ability and intention to hold them to maturity.

Interest income is accrued on the unpaid principal balance. Unearned interest on consumer loans is amortized to income over the terms of the related loans on the level yield method. Loan origination fees and certain direct loan origination costs are deferred and recognized by the interest method over the contractual life of the related loan as an adjustment of yield.

Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of interest is doubtful or when payment of principal and interest has become ninety days past due unless the obligation is well secured and in the process of collection. When a payment is received on a loan on non-accrual status, the amount received is allocated to principal and interest in accordance with the contractual terms of the loan. A loan is considered past due or delinquent when a contractual payment is not paid in the month it is due.

**Loans Held for Sale** – Loans held for sale are carried at lower of cost or market value in the aggregate. Market value is derived from secondary market quotations for similar instruments. Net unrealized losses are recognized through a valuation allowance by charges to income.

**Allowance for Loan Losses** - An allowance for loan losses is provided through charges to income in an amount that management believes will be adequate to absorb losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. Loans deemed to be uncollectible are charged against the allowance for loans losses and subsequent recoveries if any, are credited to the allowance. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrowers' ability to pay. Management believes the allowance for losses on loans is adequate. While management uses available information to estimate losses on loans, future additions to the allowance may be necessary based on changes in economic conditions, particularly in the state of Maryland. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for losses on loans. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

In accordance with the provisions of Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan," ("SFAS No. 114") as amended by SFAS No., 118 "Accounting by Creditors for Impairment of a Loan – Income Recognition and Disclosures", collectively referred to as "Statement Nos. 114 and 118", The Bank determines and recognizes impairment of certain loans. A loan is determined to be impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. A loan is not considered impaired during a period of delay in payment if the Bank expects to collect all amounts due, including past-due interest. The Bank generally considers a period of delay in payment to include delinquency up to and including 90 days. SFAS Nos. 114 and 118 require that impaired loans be measured at the present value of its expected future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent.

SFAS Nos. 114 and 118 are generally applicable for all loans except large groups of smaller-balance homogeneous loans that are evaluated collectively for impairment, including residential first and second mortgage loans and consumer installment loans. Impaired loans are therefore generally comprised of commercial mortgage, real estate development, and certain restructured residential loans. In addition, impaired loans are generally loans which management has placed in non-accrual status since loans are placed in non-accrual status on the earlier of the date that management determined that the collection of principal and/or interest is in doubt or the date that principal or interest is 90 days or more past due.

The Bank recognized interest income for impaired loans consistent with its method for non-accrual loans. Specifically, interest payments received are recognized as interest income or, if the ultimate collectibility of principal is in doubt, are applied to principal.

**Foreclosed Real Estate** - Real estate acquired through foreclosure is recorded at fair value. Management periodically evaluates the recoverability of the carrying value of the real estate acquired through foreclosure using estimates as described above in Allowance for Loan Losses. In the event of a subsequent decline, management provides an additional allowance to reduce real estate acquired through foreclosure to its fair value less estimated disposal cost. Costs relating to holding such real estate are charged against income in the current period while costs relating to improving such real estate are capitalized until a saleable condition is reached. There was no provision for losses during the years ended September 30, 2005, 2004, and 2003.

**Loan Servicing** – The cost of mortgage servicing rights is amortized in proportion to, and over the period of, estimated net servicing revenues. Impairment of mortgage servicing rights is assessed based on the fair value of those rights. Fair values are estimated by calculating the net present values of the interest payments over the life of the loans. Impairment is determined on a loan by loan basis. The amount of impairment recognized, if any, is the amount by which the capitalized mortgage servicing rights for a loan exceed its fair value.

**Mortgage Servicing Rights –** Following is an analysis of the change in mortgage servicing rights for loans originated and sold during the year and the unamortized balance and change in excess servicing fees from loans originated and sold in prior periods.

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| | | *(in thousands)* | |
| Balance October 1, | $ 178 | $ 269 | $ 172 |
| Capitalized | -- | 47 | 190 |
| Provision for losses on mortgage servicing rights | -- | (74) | -- |
| Amortization | (44) | (64) | (93) |
| Balance September 30, | $ 134 | $ 178 | $ 269 |

**Premises and Equipment** - Premises and equipment are recorded at cost. Depreciation is computed on the straight-line method, based on the useful lives of the respective assets.

**Income Taxes** - Deferred income taxes are recognized for temporary differences between the financial reporting bases and income tax bases of assets and liabilities based on enacted tax rates expected to be in effect when such amounts are realized or settled. Deferred tax assets are recognized only to the extent that is more likely than not that such amounts will be realized based on consideration of available evidence. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

**Transfer of Financial Assets**
Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when: (1) the assets have been isolated from the Bank, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

**Significant Group Concentrations of Credit Risk**
Most of the Bank's activities are with customers located within the greater Baltimore metropolitan area. The Bank does not have any significant concentrations to any one industry or customer.

**Earnings Per Share** - Basic per share amounts are based on the weighted average shares of common stock outstanding. Diluted earnings per share assume the conversion, exercise or issuance of all potential common stock instruments such as options, warrants and convertible securities, unless the effect is to reduce a loss or increase earnings per share. No adjustments were made to net income (numerator). For the years ended Seeptember 30, 2004, 2004, 2003 there were no option shares exculed from the computation of diluted earnings per share. The basic and diluted weighted average shares outstanding for the years ended September 30, 2005, 2004 and 2003 are as follows:

| | 2005 | | |
|---|---|---|---|
| | Income (Numerator) | Shares (Denominator) | Per Share Amount |
| | *( in thousands except per share data)* | | |
| Basic EPS | | | |
| Income available to shareholders | $ 601 | 5,877 | $ 0.10 |
| Diluted EPS | | | |
| Effect of dilutive shares | -- | 36 | -- |
| Income available to shareholders plus assumed conversions | $ 601 | 5,913 | $ 0.10 |
| | 2004 | | |
| Basic EPS | | | |
| Income available to shareholders | $ 885 | 5,792 | $ 0.15 |
| Diluted EPS | | | |
| Effect of dilutive shares | -- | 53 | -- |
| Income available to shareholders plus assumed conversions | $ 885 | 5,845 | $ 0.15 |
| | 2003 | | |
| Basic EPS | | | |
| Income available to shareholders | $ 1,297 | 5,731 | $ 0.23 |
| Diluted EPS | | | |
| Effect of dilutive shares | -- | 42 | -- |
| Income available to shareholders plus assumed conversions | $ 1,297 | 5,773 | $ 0.22 |

**Statement of Cash Flows** - In the statement of cash flows, cash and equivalents include cash, Federal Home Loan Bank of Atlanta overnight deposits, federal funds and certificates of deposit and Federal Home Loan Bank of Atlanta time deposits with an original maturity date less than ninety days.

Note 1 - Summary of Significant Accounting Policies - Continued

**Employee Stock Ownership Plan** -The Company accounts for its Employee Stock Ownership Plan ("ESOP") in accordance with Statement of Position 93-6 of the Accounting Standards Division of the American Institute of Certified Public Accountants. (See Note 11) ESOP shares are considered to be outstanding for the computation of EPS as they are committed to be released.

**Advertising**- All advertising costs are expensed as incurred.

**Stock-Based Employee Compensation**- At September 30, 2005, 2004 and 2003 the Company has four stock-based employee compensation plans which are described more fully in Notes 10, 11, 12, and 13. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees,* and related Interpretations. No compensation cost is reflected in income for the granted options as all granted options had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, *"Accounting for Stock-Based Compensation",* to stock-based employee compensation.

| | For Years Ended September 30, | | |
|---|---|---|---|
| *(dollars in thousands except per share data)* | 2005 | 2004 | 2003 |
| Net Income, as reported | $ 601 | $ 885 | $ 1,297 |
| Add: Stock-based compensation included in the determination of net income as reported, net of tax | 280 | 275 | 317 |
| Deduct: Total stock-based compensation expense determined under fair value method for all awards, net of tax | (313) | (328) | (370) |
| Pro forma net income | $ 568 | $ 832 | $ 1,244 |
| Earnings per share: | | | |
| Basic-as reported | $ 0.10 | $ 0.15 | $ 0.23 |
| Basic-pro forma | $ 0.10 | $ 0.14 | $ 0.22 |
| Diluted-as reported | $ 0.10 | $ 0.15 | $ 0.22 |
| Diluted-pro forma | $ 0.10 | $ 0.14 | $ 0.22 |

**Segment Reporting**- The Company acts as an independent community financial services provider, offering traditional banking and related financial services to individuals and business customers. The Bank offers a full array of commercial and retail financial services, through its branch and automated teller machine networks. This includes taking time, savings and demand deposits; the making of commercial, consumer and mortgage loans; and providing other financial services.

Management does not separately allocate expenses, including the cost of funding loan demand, between the commercial, retail and mortgage banking operations of the Bank. As such discrete financial information is not available and segment reporting would not be meaningful.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies – Continued

**Guarantees**- The Company does not issue any guarantees that would require liability recognition or disclosure, other than its standby letters of credit. Standby letters of credit written are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Generally, all letters of credit, when issued have expiration dates within one year. The credit risk involved in issuing letters of credit is essentially the same as those that are involved in extending loan facilities to customers. The Company generally holds collateral and/or personal guarantees supporting these commitments. The Company has $701,000 of standby letters of credit as of September 30, 2005. Management believes that the proceeds obtained through a liquidation of collateral and the enforcement of guarantees would be sufficient to cover the potential amount of future payment required under the corresponding guarantees. The current amount of the liability as of September 30, 2005 for guarantees under standby letters of credit issued is not material.

**Comprehensive Income**- Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the statement of financial condition, such items, along with net income are components of comprehensive income.

**Goodwill**- The Company accounts for goodwill in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires that goodwill no longer be amortized, but rather that it be tested for impairment on an annual basis at the reporting unit level, which is either at the same level or one level below an operating segment. Other acquired intangible assets with finite lives, such as purchased customer accounts, are required to be amortized over their estimated lives. The Company annually assesses if events or changes in circumstances indicate that the carrying amounts of goodwill and other intangible assets may be impaired. The Company has evaluated Goodwill for impairment and found no change in the carrying amount of Goodwill. Goodwill was $2,294,000 at September 30, 2005 and 2004.

**Bank Owned Life Insurance-** The Company purchased single-premium life insurance policies on certain employees of the Company. The net cash surrender value of those policies is classified in other assets. Appreciation in the value of the insurance policies is classified in non-interest income.

**Core Deposit Intangible** - The Company recognized a core deposit intangible as a result of the merger with WHG Bancshares Corporation. This deposit base is assumed to decay over time as funds are withdrawn by customers. In this regard the Company utilizes an approximate nine year life. Amortization is calculated using algebraic formulas taking into account current portfolio costs and the current short term LIBOR.

| *(dollars in thousands)* | As of September 30, 2005 | As of September 30, 2004 |
|---|---|---|
| Core Deposit Intangible | $ 630 | $ 630 |
| Accumulated Amortization | 330 | 268 |
| Net Balance | $ 300 | $ 362 |
| Aggregate Amortization Expense | | |
| For the year ended September 30, 2005 | $ 62 | |
| For the year ended September 30, 2004 | $ 59 | |
| For the year ended September 30, 2003 | $ 121 | |
| For the year ended September 30, 2002 | $ 88 | |
| Estimated Amortization Expense | | |
| For the year ending September 30, 2006 | $ 57 | |
| For the year ending September 30, 2007 | 59 | |
| For the year ending September 30, 2008 | 46 | |
| For the year ending September 30, 2009 | 36 | |
| For the year ending September 30, 2010 | 26 | |

**Recent Accounting Pronouncements –** In November 2003, the Emerging Issues Task Force (the "EITF") of the Financial Accounting Standards Board (the "FASB") issued EITF Abstract 03-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments" ("EITF 03-1"), effective for fiscal years ending after December 15, 2003. This abstract provides guidelines on the meaning of other-than-temporary impairment and its application to investments, in addition to requiring quantitative and qualitative disclosures in the financial statements. In March 2004, the EITF issued a Consensus on EITF 03-1 (the "Consensus") requiring that the provisions of EITF 03-1 be applied to cost-method investments for annual periods ending after June 30, 2004. The Consensus also requires several additional disclosures for cost-method investments. The recognition and measurement guidelines provided by the Consensus were scheduled to take effect in reporting periods beginning after June 15, 2004. The FASB, however, has delayed the effective date for the requirement to record the impairment losses under EITF 03-1. The Company has implemented the guidelines of this Consensus (see Note 4). Adoption of the Consensus did not have a material impact on the Company's financial statements.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123R, "Share Based Payment" ("SFAS 123R"), effective for the first reporting period that begins after June 15, 2005. SFAS 123R is a revision of SFAS 123, "Accounting for Stock-Based Compensation". SFAS 123R eliminates the alternative to apply the Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" intrinsic value method of accounting for the cost of employee services received in exchange for an award of equity instruments. SFAS 123R provides for the initial measurement of the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The fair value of that award will be re-measured subsequently at each reporting date through the settlement date. In April 2005, the Securities and Exchange Commission (the "SEC") announced the adoption of a new rule that amends the effective date of SFAS 123R. The effective date of the standard under these new rules for the Company's consolidated financial statements is October 1, 2005. The Company is evaluating the requirements of implementation and plans to adopt the provisions beginning October 1, 2005. The Company expects the additional expense recorded in the consolidated financial statements to be approximately $33,000 for the year ended September 30, 2006 based on the options that are expected to vest on or after October 1, 2005.

In March 2005, the SEC issued Staff Accounting Bulletin No. 107 ("SAB 107"), which provides guidance on the interaction between SFAS 123R and certain SEC rules and regulations. SAB 107 was issued to assist issuers in their initial implementation of SFAS 123R and to enhance the information received by investors and other users of the financial statements. The Company will consider the guidance provided by SAB 107 as it implements SFAS 123R by October 1, 2005

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets – An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions" ("SFAS 153"). SFAS 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, "Accounting for Nonmonetary Transactions," and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This standard was effective for fiscal periods beginning after June 15, 2005. Management believes that the adoption of SFAS 153 will not have an impact on the Company's financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Investment Securities

The amortized cost and estimated fair values of investment securities are as follows as of September 30, 2005 and 2004.

| *(in thousands)* | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Fair Value |
|---|---|---|---|---|
| Available for sale: | | | | |
| September 30, 2005 | | | | |
| US Government and Agency obligations | $ 118,697 | $ -- | $ (2,254) | $ 116,443 |
| Equity investment in Mutual funds | 36,238 | -- | (1,295) | 34,943 |
| | $ 154,935 | $ -- | $ (3,549) | $ 151,386 |
| Held to Maturity: | | | | |
| September 30, 2005 | | | | |
| US Government and Agency obligations | $ 1,995 | $ -- | $ (13) | $ 1,982 |

| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Fair Value |
|---|---|---|---|---|
| Available for sale: | | | | |
| September 30, 2004 | | | | |
| US Government and Agency obligations | $ 125,303 | $ 93 | $ (606) | $ 124,790 |
| Equity investment in Mutual funds | 34,762 | -- | (604) | 34,158 |
| | $ 160,065 | $ 93 | $ (1,210) | $ 158,948 |
| Held to maturity: | | | | |
| September 30, 2004 | | | | |
| US Government and Agency obligations | $ 2,497 | $ 12 | $ (13) | $ 2,496 |

Note 2 - Investment Securities - Continued

The following is a summary of investment securities by maturity:

| | September 30, 2005 | |
|---|---|---|
| *(in thousands)* | Amortized Cost | Fair Value |
| Available for sale: | | |
| US Government and Agency obligations | | |
| Due within 12 months | $ 4,501 | $ 4,434 |
| Due beyond 12 months by within five years | 81,223 | 79,670 |
| Due beyond five years but within ten years | 27,982 | 27,429 |
| Due beyond ten years | 4,991 | 4,910 |
| Equity investments in mutual funds | 36,238 | 34,943 |
| | $ 154,935 | $ 151,386 |
| Held to Maturity: | | |
| US Government and Agency obligations | | |
| Due within 12 months | $ 500 | $ 499 |
| Due beyond 12 months by within five years | 500 | 497 |
| Due beyond five years but within ten years | 995 | 986 |
| | $ 1,995 | $ 1,982 |

Proceeds from sales of available for sale securities during the year ended September 30, 2005 were $15,536,000. Net gains amounted to $865,000 for the year ended September 30, 2005. This consisted of gross gains of $898,000 and gross losses of $33,000. The tax provisions applicable to these net realized gains amounted to $334,000.

Proceeds from sales of available for sale securities during the year ended September 30, 2004 were $16,976,000. Net gains amounted to $6,000 for the year ended September 30, 2004. This consisted of gross gains of $62,000 and gross losses of $56,000. The tax provisions applicable to these net realized gains amounted to $2,000.

Proceeds from sales of available for sale securities during the year ended September 30, 2003 were $15,088,000. Net gains amounted to $52,000 for the year ended September 30, 2003. This consisted of gross gains of $52,000 and gross losses of $0. The tax provisions applicable to these net realized gains amounted to $20,000.

Investments pledged as collateral have a cost of $4.6 million and a fair value of $4.5 million as of September 30, 2005. The only issues over 10% of capital as of September 30, 2005 and 2004 are government sponsored agencies.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 - Loans Receivable

Loans receivable at September 30, 2005 and 2004 consist of the following:

| *(in thousands)* | September 30, 2005 | September 30, 2004 |
|---|---|---|
| Single-family residential mortgages | $ 195,203 | $ 179,010 |
| Single-family rental property loans | 26,914 | 19,257 |
| Commercial real estate loans | 75,034 | 64,615 |
| Construction loans | 53,755 | 23,225 |
| Commercial loans secured | 1,869 | 800 |
| Commercial loans unsecured | 538 | 545 |
| Commercial lease loans | 3,300 | 1,300 |
| Commercial lines of credit | 16,463 | 16,038 |
| Automobile loans | 88,287 | 88,122 |
| Home equity loans | 17,901 | 15,629 |
| Other consumer loans | 3,377 | 3,265 |
| | 482,641 | 411,806 |
| Add – purchase accounting premiums, net | 665 | 950 |
| Less – undisbursed portion of loans in process | (16,874) | (13,764) |
| - unearned interest | (9,067) | (10,002) |
| - deferred loan origination fees and costs | (272) | (267) |
| - allowance for loans losses | (2,746) | (2,587) |
| | $ 454,347 | $ 386,136 |

The following is a summary of the allowance for loan losses:

| *(in thousands)* | Years Ended September 30, 2005 | 2004 | 2003 |
|---|---|---|---|
| Balance – beginning of year | $ 2,587 | $ 2,698 | $ 2,199 |
| Provision for losses on loans | 168 | 487 | 1,359 |
| Charge-offs | (392) | (1,021) | (1,239) |
| Recoveries | 383 | 423 | 379 |
| Balance – end of year | $ 2,746 | $ 2,587 | $ 2,698 |

Residential lending is generally considered to involve less risk than other forms of lending, although payment experience on these loans is dependent to some extent on economic and market conditions in the Bank's lending area. Multifamily residential, commercial, construction and other loan repayments are generally dependent on the operations of the related properties or the financial condition of its borrower or guarantor. Accordingly, repayment of such loans can be more susceptible to adverse conditions in the real estate market and the regional economy.

A significant portion of the Bank's loans receivable include, mortgage loans secured by residential and commercial real estate properties located in the State of Maryland. Loans are extended only after evaluation by management of customers' creditworthiness and other relevant factors on a case-by-case basis. The Bank generally does not lend more than 97% of the appraised value of a property and requires private mortgage insurance on residential mortgages with loan-to-value ratios in excess of 90%. In addition, the Bank generally obtains personal guarantees of repayment from borrowers and/or others for multifamily residential, commercial and construction loans and disburses the proceeds of construction and similar loans only as work progresses on the related projects.

Automobile loans are secured by vehicles and home equity loans are secured by subordinated liens on real estate properties. Repayments of automobile loans and home equity loans are expected primarily from the cash flows of the borrowers.

Non-accrual loans totaled approximately $738,000 and $872,000 and $300,000 at September 30, 2005, 2004 and 2003, respectively. There were no impaired loans as defined by SFAS No. 114 at September 30, 2005, 2004 and 2003. There was no interest income recognized on impaired loans during these periods. The Bank was not committed to fund additional amounts on these loans.

Interest income that would have been recorded under the original terms of non-accrual loans and the interest actually recognized for the years ended September 30, are summarized below:

| *(in thousands)* | Years Ended September 30, | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Interest income that would have been recognized | $ 66 | $ 83 | $ 23 |
| Interest income recognized | 29 | 28 | 7 |
| Interest income not recognized | $ 37 | $ 55 | $ 16 |

The Bank has had, and may be expected to have in the future, banking transactions in the ordinary course of business with directors, officers, their immediate families and affiliated companies (commonly referred to as related parties), on the same terms including interest rates and collateral, as those prevailing at the time for comparable transactions with others. The following table presents a summary of the activity of loans receivable from related parties:

| *(in thousands)* | September 30, | |
|---|---|---|
| | 2005 | 2004 |
| Beginning balance | $ 922 | $ 1,009 |
| New loans | 29 | 69 |
| Loan repayments | (30) | (156) |
| Ending balance | $ 921 | $ 922 |

The Bank services loans for others. The amount of such loans serviced at September 30, 2005 and 2004 was $21,520,000 and $21,517,000, respectively. At September 30, 2005 and 2004, the balance of loans sold by the Bank with recourse amounted to $0 and $82,000, respectively.

Custodial escrow balances maintained in connection with the foregoing loan servicings were approximately $73,000 and $85,000 at September 30, 2005 and 2004, respectively.

The Bank is a party to financial instruments with off-balance-sheet risk made in the normal course of business to meet the financing needs of its customers. These financial instruments are standby letters of credit, lines of credit and commitments to fund mortgage loans and involve to varying degrees elements of credit risk in excess of the amount recognized in the statement of financial position. The contract amounts of those instruments express the extent of involvement the Bank has in this class of financial instruments and represents the Bank's exposure to credit loss from nonperformance by the other party.

Unless noted otherwise, the Bank does not require collateral or other security to support financial instruments with off-balance-sheet credit risk.

| Financial Instruments Whose Contract Amounts Represents Credit Risk | Contract Amount at, | | | |
|---|---|---|---|---|
| *(in thousands)* | September 30, 2005 | | September 30, 2004 | |
| Standby letters of credit | $ | 701 | $ | 634 |
| Commercial lines of credit | $ | 7,002 | $ | 3,403 |
| Home equity lines of credit | $ | 20,021 | $ | 20,927 |
| Loan commitments, fixed rates | $ | 14,019 | $ | 6,616 |
| Loan commitments, variable rates | $ | 2,052 | $ | 1,000 |

Standby letters of credit are conditional commitments issued by the Bank guaranteeing performance by a customer to a third party. Those guarantees are issued primarily to support private borrowing arrangements, generally limited to real estate transactions. Unless otherwise noted, the standby letters of credit are not collateralized. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

Home equity and commercial lines of credit are loan commitments to individuals and companies and have fixed expiration dates as long as there is no violation of any condition established in the contract. The Bank evaluates each customer's credit worthiness on a case-by-case basis.

Rates on mortgage loan commitments for fixed rate loans ranged from 4.87% to 6.49% and 5.00% to 6.13% at September 30, 2005 and 2004, respectively. There were no mortgage loan commitments for variable rate loans at September 30, 2005 and 2004. Rates on home equity loan commitments for fixed rate loans ranged from 4.96% to 6.48% and 4.36% to 5.48% at September 30, 2005 and 2004, respectively. Rates on home equity loan commitments for variable rate loans were at prime and .25% over prime at September 30, 2005.

Rates on commercial loan commitments for fixed rate loans ranged from 6.20% to 10.00% at September 30, 2005. Rates on commercial loan commitments for variable rate loans ranged from 1.00% over prime to 1.5% over prime at September 30, 2005. Rates on commercial loan commitments for fixed rate loans ranged from 6.13% to 9.00% at September 30, 2004. Rates on commercial loan commitments for variable rate loans ranged from 1.0% over prime to 1.5% over prime at September 30, 2004.

No amount was recognized in the statement of financial position at September 30, 2005 and 2004, as liability for credit loss nor was any liability recognized for fees received for standby letters of credit.

The Bank grants loans to customers, substantially all of whom are residents of the Metropolitan Baltimore and Harford County areas.

Note 4 - Mortgage Backed Securities

The amortized cost and estimated fair values of mortgage backed securities are as follows as of September 30, 2005 and 2004:

| *(in thousands)* | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Fair Value |
|---|---|---|---|---|
| Available for sale: | | | | |
| September 30, 2005 | | | | |
| GNMA certificates | $ 9,574 | $ -- | $ (120) | $ 9,454 |
| FNMA certificates | 76,655 | -- | (1,870) | 74,785 |
| FHLMC participating certificates | 28,648 | -- | (767) | 27,881 |
| | $ 114,877 | $ -- | $ (2,757) | $ 112,120 |
| September 30, 2004 | | | | |
| GNMA certificates | $ 19,104 | $ 43 | $ (144) | $ 19,003 |
| FNMA certificates | 87,088 | 121 | (1,215) | 85,994 |
| FHLMC participating certificates | 39,812 | 38 | (587) | 39,263 |
| | $ 146,004 | $ 202 | $ (1,946) | $ 144,260 |

| *(in thousands)* | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Fair Value |
|---|---|---|---|---|
| Held to maturity | | | | |
| September 20, 2005 | | | | |
| GNMA certificates | $ 4,322 | $ 96 | $ (1) | $ 4,417 |
| FNMA certificates | 14,904 | 45 | (260) | 14,689 |
| FHLMC participating certificates | 7,244 | 42 | (133) | 7,153 |
| | $ 26,470 | $ 183 | $ (394) | $ 26,259 |
| September 30, 2004 | | | | |
| GNMA certificates | $ 4,735 | $ 180 | $ (1) | $ 4,914 |
| FNMA certificates | 18,585 | 141 | (153) | 18,573 |
| FHLMC participating certificates | 3,311 | 101 | (4) | 3,408 |
| | $ 26,631 | $ 422 | $ (158) | $ 26,895 |

Proceeds from sales of available for sale mortgage backed securities during the year ended September 30, 2005 were $8,351,000. Net gains amounted to $19,000 for the year ended September 30, 2005. This consisted of gross gains of $30,000 and gross losses of $11,000. The tax provision applicable to these net realized gains was $7,000.

Proceeds from sales of available for sale mortgage backed securities during the year ended September 30, 2004 were $2,704,000. Net gains amounted to $16,000 for the year ended September 30, 2004. This consisted of gross gains of $17,000 and gross losses of $1,000. The tax provision applicable to these net realized gains was $6,000.

Proceeds from sales of available for sale mortgage backed securities during the year ended September 30, 2003 were $18,093,000. Net gains amounted to $232,000 for the year ended September 30, 2003. This consisted of gross gains of $232,000 and gross losses of $0. The tax provision applicable to these net realized gains was $90,000.

Note 4 - Mortgage Backed Securities-continued

Below are schedules of both investment securities and mortgage backed securities with unrealized losses as of September 30, 2005 and the length of time the individual security has been in a continuous unrealized loss position. Unrealized losses are the result of interest rate levels differing from those existing at the time of purchase of the securities and, as to mortgage backed securities, estimated prepayment speeds. These unrealized losses are considered temporary as they reflect fair values on September 30, 2005 and are subject to change daily as interest rates fluctuate. The Company has the ability and intent to hold these securities until the earlier of recovery or maturity.

| | Less than 12 months | | 12 months or more | | Total | |
|---|---|---|---|---|---|---|
| *(in thousands)* | Fair Value | Unrealized Losses | Fair Value | Unrealized Losses | Fair Value | Unrealized Losses |
| U.S. Government agencies | $ 47,484 | $ (668) | $ 96,805 | $ (1,599) | $144,289 | $(2,267) |
| Mortgage-backed securities | 44,126 | (740) | 83,596 | (2,411) | 127,722 | (3,151) |
| Equity securities | -- | -- | 34,943 | (1,295) | 34,943 | (1,295) |
| Total temporarily impaired Securities | $ 91,610 | $(1,408) | $215,344 | $(5,305) | $306,954 | $(6,713) |

At September 30, 2005 the Company has three-hundred twenty seven securities in an unrealized loss position. The decline in fair value is due to interest rate fluctuations.

Note 5 - Premises and Equipment

Premises and equipment at September 30, 2005 and 2004 are summarized by major classification as follows:

| *(in thousands)* | September 30, 2005 | September 30, 2004 | Life |
|---|---|---|---|
| Office Building | $ 8,079 | $ 6,568 | 50 Years |
| Leasehold improvements | 1,164 | 1,161 | 7-31 Years |
| Furniture, fixtures and equipment | 8,058 | 7,258 | 10 Years |
| | 17,301 | 14,987 | |
| Accumulated depreciation | (6,519) | 5,747 | |
| | $ 10,782 | $ 9,240 | |

The Bank has entered into long-term leases for the land on which the main office and branches are located. Rental expense under long-term leases for property for the years ended September 30, 2005, 2004 and 2003 was $990,000, $943,000, and $811,000, respectively. At September 30, 2005, minimum rental commitments under noncancellable leases are as follows:

| Years Ended September 30, *(in thousands)* | Amount |
|---|---|
| 2006 | $ 1,155 |
| 2007 | 1,135 |
| 2008 | 981 |
| 2009 | 776 |
| 2010 | 811 |
| After 2010 | 8,290 |
| | $ 13,148 |

Note 6 – Deposits

Deposits are summarized as follows at September 30, 2005 and 2004:

| *(dollars in thousands)* | 2005 Amount | 2005 % | 2004 Amount | 2004 % |
|---|---|---|---|---|
| Type of Account | | | | |
| NOW | $ 38,844 | 6.50 % | $ 36,560 | 6.29 % |
| Non-interest bearing NOW | 24,653 | 4.12 | 19,309 | 3.33 |
| Money market | 12,180 | 2.04 | 15,356 | 2.64 |
| Passbook savings | 116,693 | 19.53 | 117,379 | 20.22 |
| Certificates | 405,222 | 67.80 | 391,894 | 67.50 |
| Purchase accounting premiums, net | 18 | -- | 80 | .01 |
| | 597,610 | 99.99 | 580,578 | 99.99 |
| Accrued interest payable | 59 | .01 | 44 | .01 |
| | $ 597,669 | 100.00 % | $ 580,622 | 100.00 % |

Note 6 – Deposits – Continued

The aggregate amount of jumbo certificates of deposit with a minimum denomination of $100,000 was approximately $129,888,000 and $118,625,000 at September 30, 2005 and 2004, respectively. Deposits in excess of $100,000 are not insured by the Savings Association Insurance Fund of the FDIC. The Bank has approximately $1.0 million in securities pledged as collateral for deposits held by Maryland government entities.

At September 30, 2005, scheduled maturities of certificates of deposit are as follows:

| | (in thousands) |
|---|---|
| 2006 | $ 173,341 |
| 2007 | 80,182 |
| 2008 | 54,950 |
| 2009 | 44,040 |
| 2010 | 52,639 |
| Thereafter | 70 |
| | $ 405,222 |

Interest expense on deposits for the years ended September 30, 2005, 2004 and 2003 is as follows:

| (in thousands) | 2005 | 2004 | 2003 |
|---|---|---|---|
| NOW | $ 123 | $ 191 | $ 266 |
| Money market | 132 | 128 | 161 |
| Passbook savings | 1,107 | 1,037 | 2,129 |
| Certificates | 13,349 | 12,197 | 11,667 |
| | $ 14,711 | $ 13,553 | $ 14,223 |

Note 7 - Federal Home Loan Bank of Atlanta Advances

The Bank has the following outstanding Federal Home Loan Bank advances as of September 30:

| | 2005 | | 2004 | |
|---|---|---|---|---|
| (dollars in thousands) | Rate | Total | Rate | Total |
| Due | | | | |
| 2005 | | $ -- | 1.64%-6.60% | $ 77,100 |
| 2006 | 3.28%-4.23% | 81,150 | 1.62%-1.62% | 25,000 |
| 2007 | 3.00%-3.66% | 35,000 | | -- |
| 2008 | 4.34%-5.51% | 11,000 | 4.89%-5.51% | 9,000 |
| 2009 | 4.44%-4.89% | 8,000 | | -- |
| 2010 | 6.33%- | 9,000 | 6.33% | 9,000 |
| 2011 and thereafter | | -- | | -- |
| Purchase accounting premiums | | 646 | | 820 |
| Total | | $ 144,796 | | $ 120,920 |

The Bank has variable rate advances totaling $31,150,000 with interest rates ranging from 3.59% to 4.16% and fixed rate advances totaling $113,000,000 with rates ranging from 3.00% to 6.33%.

Note 7 - Federal Home Loan Bank of Atlanta Advances- continued

The Bank has a line of credit with the Federal Home Loan Bank of Atlanta equal to 20% of total assets. This line is secured by blanket floating lien on eligible 1-4 family residential loans, and eligible commercial loans. At September 20, 2005, the Bank had an available unused line of credit of $15.0 million. The line of credit requires no compensating balances.

Note 8 – Junior Subordinated Debentures

In June, 2002, the Company issued $12,887,000 of junior subordinated debentures (the debentures) to BCSB Bankcorp Capital Trust I (the Trust), a Delaware business trust, in which the Company owns all of the common equity. The debentures carry a rate of 3.65% over the three month LIBOR rate, and resets quarterly, the rate was 7.25% and 5.67% at September 30, 2005 and 2004 respectively. The debentures are the sole asset of BCSB Bankcorp Capital Trust I. BCSB Bankcorp Capital Trust I issued $12,500,000 of mandatory redeemable preferred securities to investors. The Company's obligation under the debentures and related documents, taken together, constitute a full and unconditional guarantee by the Company of BCSB Bankcorp Capital Trust I obligations under the preferred securities. The Preferred securities are redeemable by the Company on or after June 30, 2007 or under certain conditions in whole but not in part at any time at a redemption price equal to 103% of the principal amount plus any accrued interest.

In September, 2003, the Company issued $10,310,000 of junior subordinated debentures (the debentures) to BCSB Bankcorp Capital Trust II (the Trust), a Delaware business trust, in which the Company owns all of the common equity. The debentures carry a rate of 3.00% over the three month LIBOR rate, and resets quarterly, the rate was 6.60% and 4.60% at September 30, 2005 and 2004 respectively. The debentures are the sole asset of BCSB Bankcorp Capital Trust II. BCSB Bankcorp Capital Trust II issued $10,000,000 of mandatory redeemable preferred securities to investors. The Company's obligation under the debentures and related documents, taken together, constitute a full and unconditional guarantee by the Company of BCSB Bankcorp Capital Trust II obligations under the preferred securities. The Preferred securities are redeemable by the Company on or after October 7, 2008 or under certain conditions in whole but not in part at any time at a redemption price equal to 103% of the principal amount plus any accrued interest.

Note 9 - Pension Plan

The Bank has a 401(k) Retirement Savings Plan. Employees may contribute a percentage of their salary up to a maximum of $14,000 for 2005. The Bank is obligated to contribute 100% of the employee's contribution, not to exceed 6% of the employee's annual salary. All employees who have completed one year of service with the Bank are eligible to participate. The Bank's contribution to this plan amounted to $253,000, $282,000, and $306,000 for the years ended September 30, 2005, 2004 and 2003, respectively.

Note 10- Directors Retirement Plan

On October 1, 2004, the Director's Retirement Plan was amended. The Company's retirement plan allows directors to defer directors' fees into Company stock, and will be paid out by delivering only Company stock to the participants, or they can defer their fees into a phantom investment vehicle which allows them to get a return based upon the mutual fund market.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11- Employee Stock Ownership Plan

In 1998, the Bank reorganized from a federally chartered mutual savings bank to a federally chartered stock savings bank.

At the same time as the reorganization, the Bank established an Employee Stock Ownership Plan ("ESOP") for its employees. On July 8, 1998 the ESOP acquired 182,930 shares of the Company's common stock in connection with the Bank's Reorganization to a mutual holding company form of organization. The ESOP holds the common stock in a trust for allocation among participating employees, in trust or allocated to the participants' accounts and an annual contribution from the Bank to the ESOP and earnings thereon.

All employees of the Bank who attain the age of 21 and complete one year of service with the Bank will be eligible to participate in the ESOP. Participants must be employed at least 500 hours in a plan year in order to receive an allocation. Each participant's vested interest under the ESOP is determined according to the following schedule: 0% for less than 2 years of service with the Company or the Bank, 20% for 2 years of service, 40% for 3 years of service, 60% for 4 years of service, 80% for 5 years of service, and 100% for 6 years of service. For vesting purposes, a year of service means any plan year in which an employee completes at least 1,000 hours of service (whether before or after the ESOP's January 1, 1998 effective date). Vesting accelerates to 100% upon a participant's attainment of age 65, death or disability.

The ESOP will be funded by contributions made by the Bank in cash or common stock and dividends on the shares held in the Trust. The Bank will recognize compensation expense as shares are committed for release from collateral at their current market price. Dividends on allocated shares are recorded as a reduction of retained earnings and dividends on unallocated shares are recorded as a reduction of the debt service. The compensation costs for the years ended September 30, 2005, 2004 and 2003 were $329,000, $341,000, and $264,000, respectively.

The ESOP shares were as follows as of September 30:

| | 2005 | 2004 |
|---|---|---|
| Shares released and allocated | 141,766 | 124,865 |
| Unearned shares | 41,164 | 58,065 |
| | 182,930 | 182,930 |
| Fair value of unearned shares | $ 563,535 | $ 969,686 |

Note 12- Management Recognition Plan

On July 15, 1999, the Bank established a Management Recognition Plan ("MRP") to retain personnel of experience and ability in key positions of responsibility. Members of the Board of Directors and certain executive officers may be awarded a total of 91,464 shares of stock, which will be held in a separate trust that manages the MRP. The Bank funded the MRP by purchasing the shares of common stock in the open market. The Bank initially awarded an aggregate of 45,600 shares of common stock. During the year ended September 30, 2002 the Bank awarded an additional 26,500

Note 12- Management Recognition Plan-continued

shares, and intends to reserve the remaining 19,364 shares for possible future awards. Shares awarded to the participants in the MRP vest at a rate of 25% per year on each anniversary of the effective date of the MRP award. As of September 30, 2005, and 2004, 65,475, and 58,850 shares have vested respectively. If a participant terminates employment for reasons other than death, disability, change in control or retirement he or she forfeits all rights to unvested shares. Compensation expense in the amount of the fair market value of the common stock at the date of the grant is recognized on a pro-rata basis over the years during which the shares are earned. Compensation expense of $53,300, $52,000, and $127,000 was recognized for the MRP for the years ended September 30, 2005, 2004 and 2003, respectively.

Note 13- Stock Option Plan

The Company has a Stock Option Plan (the "Plan") whereby 228,660 shares of common stock have been reserved for issuance under the Plan. Options granted under the Plan may be Incentive Stock Options within the meaning of Section 422 of the Internal Revenue Code of 1986 as amended or Non-Qualified Stock Options. Options are exercisable in four annual installments at the market price of common stock at the date of grant. The Options must be exercised within ten years from the date of grant. There were 76,500 options granted during the year ended September 30, 2002. No options were granted during the years ended September 30, 2005, 2004, and 2003.

The following table summarizes the status of and changes in the Company's stock option plan during the past three years.

At September 30, 2005 there were 37,500 shares with an exercise price of $8.00 and a weighted average contractual life of 5.75 years and 71,750 shares with an exercise price of $11.375 and a weighted average contractual life of 8.47 years. The total exercisable shares of 90,124 have a weighted average contractual life of 6.92 years.

| | Shares | Weighted Average Exercise Price |
|---|---|---|
| Outstanding at October 1, 2002 | 149,000 | $ 9.71 |
| Options exercised | (12,375) | 8.24 |
| Granted | -- | -- |
| Outstanding at September 30, 2003 | 136,625 | $ 9.87 |
| Options exercised | (14,000) | 8.49 |
| Granted | -- | |
| Outstanding at September 30, 2004 | 122,625 | $ 10.05 |
| Options exercised | (13,375) | 8.90 |
| Granted | -- | -- |
| Outstanding at September 30, 2005 | 109,250 | $ 10.22 |
| Exercisable at September 30, 2005 | 90,124 | $ 9.97 |

Note 13- Stock Option Plan-continued

The Company estimated the grant date fair value of each option awarded in fiscal 2002 using the Black-Scholes Option-Pricing model with the following relevant assumptions: dividend yield of 4.08%, risk-free interest rate of 4.49% and expected lives of 10 years. The assumption for expected volatility was 32.63%. The estimated fair value of each option granted was $2.80. No additional options have been granted since May 2002.

Note 14- Regulatory Capital

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary, actions by the regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) and risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of September 30, 2005, that the Bank meets all capital adequacy requirements to which it is subject.

As of September 30, 2005, the most recent notification from the Office of Thrift Supervision categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category. The Bank's actual capital amounts and ratios are also presented in the table.

The following table presents the Bank's capital position based on the September 30 financial statements and the current capital requirements.

| | Actual | | For Capital Adequacy Purposes | | To Be Well Capitalized Under Prompt Corrective Action Provisions | |
|---|---|---|---|---|---|---|
| | Amount | Ratio | Amount | Ratio | Amount | Ratio |
| | (dollars in thousands) | | | | | |
| September 30, 2005 | | | | | | |
| Tangible (1) | $ 55,325 | 6.89 % | $ 12,051 | 1.5 % | $ N/A | N/A % |
| Tier I capital (2) | 55,325 | 12.58 | N/A | N/A | 26,395 | 6.0 |
| Core (1) | 55,325 | 6.89 | 32,138 | 4.0 | 40,172 | 5.0 |
| Risk-weighted (2) | 57,534 | 13.08 | 35,194 | 8.0 | 43,992 | 10.0 |
| September 30, 2004 | | | | | | |
| Tangible (1) | $ 52,744 | 6.94 % | $ 11,393 | 1.5 % | $ N/A | N/A % |
| Tier I capital (2) | 52,744 | 14.49 | N/A | N/A | 21,839 | 6.0 |
| Core (1) | 52,744 | 6.94 | 30,381 | 4.0 | 37,977 | 5.0 |
| Risk-weighted (2) | 54,789 | 15.05 | 29,118 | 8.0 | 36,398 | 10.0 |

(1) To adjust total assets
(2) To risk-weighted assets

Note 14- Regulatory Capital-continued

The OTS has adopted an interest rate risk component of regulatory capital requirements effective January 1, 1994. The rule requires additional capital to be maintained if the Bank's interest rate risk exposure, measured by the decline in the market value of the Bank's net portfolio value, exceeds 2% of assets as a result of a 200 basis point shift in interest rates. As of September 30, 2005, the Bank is not subject to the interest rate risk requirement.

OTS regulations limit the payment of dividends and other capital distributions by the Bank. The Bank is able to pay dividends during a calendar year without regulatory approval to the extent of the greater of (i) an amount which will reduce by one-half its surplus capital ratio at the beginning of the year plus all its net income determined on the basis of generally accepted accounting principles for that calendar year or (ii) 75% of net income for the last four calendar quarters.

The Bank is restricted in paying dividends on its stock to the greater of the restrictions described in the preceding paragraph, or an amount that would reduce its retained earnings below its regulatory capital requirement or the accumulated bad debt deduction.

As of December 2, 2005 the Bank expects in the near future to formally enter into a Supervisory Agreement with the Office of Thrift Supervision ("OTS"). The entry into the Supervisory Agreement was based on the Bank's 2005 report of examination in which the OTS concluded that grounds existed for the initiation of administrative proceedings against the Bank. Without admitting or denying that such grounds existed, the Bank determined to enter into the Supervisory Agreement to cooperate with the OTS and as evidence of the Bank's intent to comply with all applicable laws and regulations and engage in safe and sound practices.

Note 15- Income Taxes

The income tax provision consists of the following for the years ended September 30, 2005, 2004 and 2003:

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| | | *(dollars in thousands)* | |
| Current expense | $ 242 | $ 348 | $ 657 |
| Deferred benefit | (131) | (204) | (2) |
| Total tax expense | $ 111 | $ 144 | $ 655 |

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at September 30, 2005 and 2004 are as follows:

| | 2005 | 2004 |
|---|---|---|
| Deferred Tax Assets: | | |
| ESOP and MRP | $ 44 | $ 44 |
| Deferred compensation | 572 | 510 |
| Allowance for loan losses | 1,061 | 999 |
| Allowance for uncollected interest | 14 | 21 |
| Unrealized holding losses on securities | 2,429 | 1,104 |
| Total gross deferred tax assets | 4,120 | 2,678 |
| Deferred Tax Liabilities: | | |
| Federal Home Loan Bank of Atlanta stock dividends | (209) | (209) |
| Depreciation | (395) | (547) |
| Market value change in Rabbi Trust assets | (68) | (68) |
| Purchase accounting premiums, net | (4) | (31) |
| Total gross deferred tax liabilities | (676) | (855) |
| Net Deferred Tax Assets | $ 3,444 | $ 1,823 |

The amount computed by applying the statutory federal income tax rate to income before taxes is greater than the taxes provided for the following reasons:

| | For the Years Ended September 30, | | | | | |
|---|---|---|---|---|---|---|
| | 2005 | | 2004 | | 2003 | |
| *(dollars in thousands)* | Amount | Percent of Pretax Income | Amount | Percent of Pretax Income | Amount | Percent of Pretax Income |
| Statutory federal income tax rate | $242 | 34.00 % | $ 350 | 34.00 % | $ 663 | 34.00 % |
| Changes Resulting From | | | | | | |
| State income tax net of federal income tax benefit | -- | -- | (14) | (1.36) | 47 | 2.39 |
| Income from life insurance | (154) | (21.63) | (166) | (16.09) | | |
| Other | 23 | 3.23 | (26) | (2.56) | (55) | (2.84) |
| | $111 | 15.60 % | $ 144 | 13.99 % | $ 655 | 33.55 % |

The Company and its subsidiaries file a consolidated income tax return on a fiscal year basis. The returns have been audited by the Internal Revenue Service through the year ended September 30, 1994.

Qualified thrift lenders such as the Bank are not required to provide a deferred tax liability for bad debt reserves for tax purposes that arose in fiscal years beginning before December 31, 1987. Such bad debt reserve for the Bank amounted to approximately $6.2 million with an income tax effect of approximately $2.4 million at September 30, 2005. This bad debt reserve would become taxable if certain conditions are met by the Bank.

Note 16- Related Party Transactions

Director Michael J. Klein is a member holding a 20% ownership interest in Colgate Investments, LLC, a limited liability company that owns real property that the Bank leases for a branch office site. The Bank paid $67,000, $57,000 and $57,000 in rent to Colgate Investments, LLC during the years ended September 30, 2005, 2004 and 2003 respectively, and expects to pay $67,000 during the year ended September 30, 2006. The remaining 70% of Colgate Investments, LLC is owned by Mr. Klein's siblings.

Note 17- Disclosures About Fair Value of Financial Instruments

The estimated fair values of the Bank's financial instruments are summarized below. The fair values of a significant portion of these financial instruments are estimates derived using present value techniques prescribed by the FASB and may not be indicative of the net realizable or liquidation values. Also, the calculation of estimated fair values is based on market conditions at a specific point in time and may not reflect current or future fair values.

The carrying amount is a reasonable estimate of fair value for cash, federal funds and interest-bearing deposits in other banks. Fair value is based upon market prices quoted by dealers for investment securities and mortgage backed securities. The carrying amount of Federal Home Loan Bank of Atlanta stock is a reasonable estimate of fair value. Loans receivable were discounted using a single discount rate, comparing the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. These rates were used for each aggregated category of loans as reported on the Office of Thrift Supervision Quarterly Report. The fair value of demand deposits, savings accounts and money market deposits is the amount payable on demand at the reporting date. Trust Preferred Securities are considered to be at fair value. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered on deposits

Note 17- Disclosures About Fair Value of Financial Instruments- Continued

of similar remaining maturities. The fair value of Federal Home Loan Bank advances is estimated using rates currently offered on advances of similar remaining maturities. The carrying amounts of accrued interest receivable, accrued interest payable, and mortgage servicing rights approximate fair value. Fair values for off-balance-sheet, credit-related financial instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

The Company charges fees for commitments to extend credit. Interest rates on loans for which these commitments are extended are normally committed for periods of less than one month. Fees charged on standby letters of credit and other financial guarantees are deemed to be immaterial and these guarantees are expected to be settled at face amount or expire unused. It is impractical to assign any fair value to these commitments.

The estimated fair values of the Bank's financial instruments are as follows:

| | September 30, 2005 | | September 30, 2004 | |
|---|---|---|---|---|
| | Carrying Amount | Estimated Fair Value | Carrying Amount | Estimated Fair Value |
| | (Amounts in Thousands) | | | |
| Financial Assets | | | | |
| Cash | $ 21,713 | 21,713 | $ 14,852 | $ 14,852 |
| Interest bearing deposits in other banks | 1,578 | 1,578 | 2,579 | 2,579 |
| Federal funds sold | 238 | 238 | 384 | 384 |
| Interest bearing time deposits | 100 | 100 | 100 | 100 |
| Investment securities – available for sale | 151,386 | 151,386 | 158,948 | 158,948 |
| Investment securities – held to maturity | 1,995 | 1,982 | 2,497 | 2,496 |
| Loans Receivable | | | | |
| Mortgage loans | 379,344 | 381,685 | 301,424 | 304,809 |
| Share loans | 1,399 | 1,399 | 1,216 | 1,216 |
| Consumer loans | 73,604 | 75,732 | 83,496 | 86,013 |
| Mortgage backed securities – available for sale | 112,120 | 112,120 | 144,260 | 144,260 |
| Mortgage backed securities – held to maturity | 26,470 | 26,259 | 26,631 | 26,895 |
| Federal Home Loan Bank of Atlanta stock | 8,060 | 8,060 | 6,105 | 6,105 |
| Accrued interest receivable | 2,676 | 2,676 | 2,599 | 2,599 |
| Mortgage servicing rights | 134 | 134 | 178 | 178 |
| Financial Liabilities | | | | |
| Deposits | $ 597,669 | 596,920 | $ 580,622 | $ 582,047 |
| Federal Home Loan Bank of Atlanta advances | 144,796 | 144,748 | 120,920 | 121,537 |
| Junior Subordinated Debt | 23,197 | 23,197 | 23,197 | 23,197 |
| Accrued interest payable | 429 | 429 | 363 | 363 |

Note 18- Condensed Financial Information (Parent Company Only)

Information as to the financial position of BCSB Bankcorp as of September 30, 2005, and 2004 and the results of operations and cash flows for the years ended September 30, 2005, 2004, and 2003 are summarized below.

| Statements of Financial Condition | September 30, | |
|---|---|---|
| | 2005 | 2004 |
| | (in thousands) | |
| **Assets** | | |
| Cash | $ 56 | $ 88 |
| Interest bearing deposits in other banks | 1,116 | 2,382 |
| Investment securities – available for sale | 5,407 | 5,285 |
| Investment securities – held to maturity | 1,995 | 2,498 |
| Employee Stock Ownership Plan loan | 547 | 730 |
| Accrued interest receivable | 28 | 40 |
| Investment in subsidiaries | 54,301 | 55,759 |
| Prepaid income taxes | 98 | 531 |
| Other assets | 885 | 561 |
| Total assets | $ 64,433 | $ 67,874 |
| **Liabilities and Stockholders' Equity** | | |
| Liabilities | | |
| Junior Subordinated Debentures | $ 23,197 | $ 23,197 |
| Accrued taxes payable | -- | 174 |
| Dividends payable | 269 | 268 |
| Other liabilities | 165 | 106 |
| | 23,631 | 23,745 |
| Total stockholders' equity | 40,802 | 44,129 |
| Total liabilities and stockholders' equity | $ 64,433 | $ 67,874 |

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18- Condensed Financial Information (Parent Company Only) – Continued

| | Years Ended September 30, 2005 | 2004 | 2003 |
|---|---|---|---|
| | *(in thousands)* | | |
| Statements of Operations | | | |
| Interest and fees on loans | $ 29 | $ 32 | $ 43 |
| Interest and dividends on investment securities | 311 | 273 | 199 |
| Other interest income | 35 | 26 | 39 |
| Total interest income | 375 | 331 | 281 |
| Interest on borrowings | 1,464 | 1,086 | 659 |
| Net interest (expense) | (1,089) | (755) | (378) |
| Other income | -- | 4 | -- |
| Non interest expense | | | |
| Professional fees | 93 | 77 | 71 |
| Other expenses | 220 | 203 | 165 |
| Total non-interest expense | 313 | 281 | 236 |
| Loss before tax benefit | (1,402) | (1,033) | (614) |
| Income tax benefit | (477) | (351) | (209) |
| Loss before equity in net income of subsidiary | (925) | (682) | (405) |
| Equity in net income of subsidiary | 1,526 | 1,567 | 1,702 |
| Net income | $ 601 | $ 885 | $ 1,297 |

| | Years Ended September 30, 2005 | 2004 | 2003 |
|---|---|---|---|
| | *(in thousands)* | | |
| Statements of Cash Flows | | | |
| Net income | $ 601 | $ 885 | $ 1,297 |
| Adjustments to reconcile Net Income to Net Cash (Used) Provided By Operating Activities | | | |
| Accretion of discount on investments | 2 | 1 | (4) |
| Gain on sale of investments | -- | (4) | -- |
| Equity in net income of subsidiary | (1,526) | (1,567) | (1,702) |
| Decrease in accrued interest receivable | 12 | 25 | 10 |
| Increase in prepaid taxes | 461 | (334) | (153) |
| Decrease in receivable from subsidiary | 183 | 183 | 93 |
| (Increase) decrease in other assets | (324) | 137 | (209) |
| (Decrease) increase in income taxes payable | (174) | (15) | 135 |
| Increase in other liabilities | 59 | 76 | 13 |
| Noncash compensation under stock-based benefit plan | 52 | 52 | 142 |
| Net cash provided by (used by) operating activities | (654) | (561) | (378) |

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18- Condensed Financial Information (Parent Company Only) – Continued

| | Years Ended September 30, | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | (in thousands) | | |
| Cash Flows from Investing Activities | | | |
| Additional investment in subsidiaries | $ -- | $ -- | $ (5,310) |
| Proceeds from maturities of investment securities – held to maturity | 500 | 2,000 | 2,000 |
| Proceeds from sale of investment securities – available for sale | -- | 21 | -- |
| Purchase of investment securities – available for sale | (210) | (2,153) | (89) |
| Purchase of investment securities – held to maturity | -- | (2,498) | (500) |
| Principal collected on longer term loans | -- | -- | 184 |
| Net cash provided by (used by) investing activities | 290 | (2,630) | (3,715) |
| Cash Flows from Financing Activities | | | |
| Proceeds from Junior Subordinated Debentures | -- | -- | 10,310 |
| Treasury Stock repurchase | (5) | (6) | (14) |
| Exercised options | 115 | 117 | 102 |
| Dividends paid | (1,043) | (1,033) | (1,019) |
| Net cash (used by) provided financing activities | (933) | (922) | 9,379 |
| (Decrease) increase in cash and cash equivalents | (1,297) | (4,114) | 5,286 |
| Cash and cash equivalents at beginning of period | 2,470 | 6,584 | 1,298 |
| Cash and cash equivalents at end of period | $ 1,173 | $ 2,470 | $ 6,584 |

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 19- Quarterly Financial Date (Unaudited)

Summarized unaudited quarterly financial data for the year ended September 30, 2005 is as follows:

| Operating Summary: | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
|---|---|---|---|---|
| | | *(in thousands except per share data)* | | |
| Interest Income | $ 8,633 | $ 8,918 | $ 9,119 | $ 9,553 |
| Interest Expense | 4,624 | 4,836 | 5,238 | 5,686 |
| Net Interest Income | 4,009 | 4,082 | 3,881 | 3,867 |
| Provision for Loan Losses | 120 | 0 | 48 | 0 |
| Net Interest Income after provision for loan losses | 3,889 | 4,082 | 3,833 | 3,867 |
| Other Income | 298 | 215 | 1,148 | 194 |
| Other Expenses | 4,114 | 4,208 | 4,230 | 4,262 |
| Income (loss) before income tax expense | 73 | 89 | 751 | (201) |
| Income Taxes (benefit) | (13) | (7) | 217 | (86) |
| Net Income | $ 86 | $ 96 | $ 534 | $ (115) |
| Per share date: | | | | |
| Earnings – basic | $ .01 | $ .02 | $ .09 | $ (.02) |
| Earnings - diluted | $ .01 | $ .02 | $ .09 | $ (.02) |

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 19- Quarterly Financial Date (Unaudited) - Continued

Summarized unaudited quarterly financial data for the year ended September 30, 2004 is as follows:

| Operating Summary: | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
|---|---|---|---|---|
| | *(in thousands except per share data)* | | | |
| Interest Income | $ 7,810 | $ 7,660 | $ 8,275 | $ 8,489 |
| Interest Expense | 3,943 | 3,912 | 4,145 | 4,362 |
| Net Interest Income | 3,867 | 3,748 | 4,130 | 4,127 |
| Provision for Loan Losses | 182 | 86 | 89 | 130 |
| Net Interest Income after provision for loan losses | 3,685 | 3,662 | 4,041 | 3,997 |
| Other Income | 526 | 448 | 268 | 137 |
| Other Expenses | 3,931 | 3,926 | 4,015 | 3,863 |
| Income ( loss) before income tax expense | 280 | 184 | 294 | 271 |
| Income Taxes | 54 | 23 | 61 | 6 |
| Net Income | $ 226 | $ 161 | $ 233 | $ 265 |
| Per share date: | | | | |
| Earnings – basic | $ .04 | $ .03 | $ .04 | $ .04 |
| Earnings - diluted | $ .04 | $ .03 | $ .04 | $ .04 |

## BOARD OF DIRECTORS

**Henry V. Kahl**
Chairman of the Board

**H. Adrian Cox**
Vice Chairman of the Board
Insurance Agent for Rohe and Rohe Associates, Baltimore, Maryland

**Gary C. Loraditch**
President and Chief Executive Officer of the Company and the Bank

**William M. Loughran**
Executive Vice President of the Company and the Bank

**Michael J. Klein**
Vice President, Klein's Super Markets

**John J. Panzer, Jr.**
Self Employed Builder

**P. Louis Rohe, Jr.**
Retired

**William J. Kappauf, Jr.**
Director of Cash Management for Baltimore Gas & Electric Co.
Baltimore, Maryland

## EXECUTIVE OFFICERS

**Gary C. Loraditch**
President and Chief Executive Officer

**David M. Meadows**
Sr. Vice President, Secretary and General Counsel

**William M. Loughran**
Executive Vice President
Chief Lending Officer

**Kellie T. Rychwalski**
Sr. Vice President
Retail Banking Officer

**Bonnie M. Klein**
Sr. Vice President and Treasurer
Chief Financial Officer

## OFFICE LOCATIONS

4111 E. Joppa Road, Suite 300
Baltimore, Maryland 21236

1736 Merritt Blvd.
Dundalk, Maryland 21222

515 Eastern Avenue
Baltimore, Maryland 21221

2105 Rock Spring Road
Forest Hill, Maryland 21050

1505 York Road
Lutherville, Maryland 21093

9416 Baltimore National Pike
Ellicott City, Maryland 21042

9231 Lakeside Blvd.
Owings Mills, MD 21117

4208 Ebenezer Road
Perry Hall, Maryland 21128

2165 York Road
Timonium, Maryland 21093

5340 Campbell Boulevard
Baltimore, Maryland 21236

402 Constant Friendship Boulevard
Abingdon, Maryland 21009

8767 K Philadelphia Road
Baltimore, Maryland 21237

5000 Honeygo Center Dr.
Perry Hall, MD 21128

563 Bel Air Plaza
Bel Air, Maryland 21014

6335 Baltimore National Pike
Catonsville, Maryland 21228

2128 N. Fountain Green Road
Bel Air, Maryland 21015

9613 Harford Road
Baltimore, MD 21234

4226 Harford Road
Baltimore, Maryland 21214

109 Sparks Valley Road
Sparks, MD 21152

## CORPORATE INFORMATION

**Independent Registered Public Accounting Firm**
Stegman & Company
Suite 200
405 East Joppa Road
Baltimore, MD 21286

**General Counsel**
Moore, Carney, Ryan & Lattanzi, LLC4111 E. Joppa Road, Suite 201
Baltimore, Maryland 21236

**Transfer Agent and Registrar**
American Stock and Transfer Co.
6201 15th Avenue
Brooklyn, New York 11212

**Special Counsel**
Muldoon Murphy Faucette & Aguggia LLP
5101 Wisconsin Ave., NW
Washington, D.C. 20016

**Annual Meeting**
The 2005 Annual Meeting of Stockholders will be held on February 8, 2006 at 4:00 p.m. at the Bank's Perry Hall office located at 4208 Ebenezer Road, Baltimore, Maryland

**Annual Report on Form 10-K**

**A copy of the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2005 as filed with the Securities and Exchange Commission, will be furnished without charge to stockholders as of the record date for the 2005 Annual Meeting upon written request to Corporate Secretary, BCSB Bankcorp, Inc., 4111 E. Joppa Road, Suite 300, Baltimore, Maryland 21236.**

BCSB BANKCORP, INC.

4111 E. Joppa Road
Baltimore, MD 21236
(410) 256-5000
www.baltcosavings.com